Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 8 DATED MARCH 15, 2021

TO THE PROSPECTUS DATED SEPTEMBER 4, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 4, 2020 as supplemented by Supplement No. 1 dated September 4, 2020, Supplement No. 2 dated September 15, 2020, Supplement No. 3 dated October 15, 2020, Supplement No. 4 dated November 13, 2020, Supplement No. 5 dated December 15, 2020, Supplement No. 6 dated January 15, 2021 and Supplement No. 7 dated February 16, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of April 1, 2020;
●	the calculation of our February 28, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	update on our assets and performance;
●	updated information with respect to our real properties;
●	updated information regarding distributions;
●	updated information regarding redemptions;
●	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;
●	updated historical company-level expenses;
●	updated certain historical NAV information;
●	updated risk factors;
●	updated allocation of investment opportunities among affiliates and other related entities procedures;
●	updated experts information;
●	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed as part of our Annual Report on Form 10-K for the year ended December 31, 2020;
●	updated information regarding quantitative and qualitative disclosures about market risk; and
●	the consolidated financial statements, notes, and the financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 2020.

●             APRIL 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of April 1, 2021 (and redemptions as of March 31, 2021) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.5698
Class S	7.5698
Class D	7.5698
Class I	7.5698
Class E	7.5698

The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2021. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             FEBRUARY 28, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our board of directors.

Generally, all of our real properties are appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by our external advisor. Additionally, each real property is appraised by a third-party appraiser at least once per calendar year, as described in our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of February 28, 2021 and January 31, 2021:

	As of
(in thousands)	February 28, 2021	January 31, 2021
Investments in office properties	$756,400	$754,500
Investments in retail properties	909,100	908,900
Investments in multi-family properties	390,300	389,200
Investments in industrial properties	526,000	521,700
Total investment in real estate properties	2,581,800	2,574,300
Debt-related investments	47,622	47,202
DST Program Loans	48,775	46,880
Total investments	2,678,197	2,668,382
Cash and cash equivalents	12,950	11,962
Restricted cash	10,292	10,826
Other assets	27,558	31,852
Line of credit, term loans and mortgage notes	(933,037)	(949,303)
Financing obligations associated with our DST Program	(544,212)	(528,484)
Other liabilities	(40,220)	(42,562)
Accrued performance-based fee	(1,101)	(612)
Accrued advisory fees	(1,608)	(1,586)
Aggregate Fund NAV	$1,208,819	$1,200,475
Total Fund Interests outstanding	159,690	158,771

The following table sets forth the NAV per Fund Interest as of February 28, 2021 and January 31, 2021:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of February 28, 2021
Monthly NAV	$1,208,819	$77,141	$192,560	$36,410	$342,196	$453,798	$106,714
Fund Interests outstanding	159,690	10,191	25,438	4,810	45,205	59,949	14,097
NAV Per Fund Interest	$7.5698	$7.5698	$7.5698	$7.5698	$7.5698	$7.5698	$7.5698
As of January 31, 2021
Monthly NAV	$1,200,475	$76,235	$184,753	$34,324	$340,425	$458,147	$106,591
Fund Interests outstanding	158,771	10,083	24,435	4,540	45,023	60,593	14,097
NAV Per Fund Interest	$7.5611	$7.5611	$7.5611	$7.5611	$7.5611	$7.5611	$7.5611

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of February 28, 2021, we estimated approximately $16.6 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

The valuations of our real property as of February 28, 2021 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi‑family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.30%	6.30%	5.26%	5.55%	5.99%
Discount rate / internal rate of return	6.96%	6.79%	6.07%	6.22%	6.61%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi‑family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.02%	2.49%	3.21%	3.15%	2.89%
	0.25% increase	(2.78)%	(2.29)%	(2.91)%	(2.87)%	(2.65)%
Discount rate (weighted-average)	0.25% decrease	2.12%	1.91%	2.00%	1.99%	2.00%
	0.25% increase	(2.07)%	(1.88)%	(1.95)%	(1.94)%	(1.96)%

●             STATUS OF THIS OFFERING

As of March 1, 2021, we had raised gross proceeds of approximately $395.6 million from the sale of approximately 52.6 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $31.5 million. As of March 1, 2021, approximately $2.60 billion in shares remained available for sale pursuant to this offering, including approximately $468.5 million in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of February 28, 2021, we had $2.6 billion in assets under management (calculated as fair value of total investment in real estate properties and debt-related investments, plus cash and cash equivalents). Our investments include 57 real estate properties totaling approximately 11.9 million square feet, which were 93.0% leased as of February 28, 2021.

As of February 28, 2021 our leverage ratio was 35.0% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

The following table sets forth the total shareholder returns for the periods ended February 28, 2021:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.93)%	1.28%	5.68%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.46	4.82	5.84
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.93)	1.28	5.68
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.46	4.82	5.84
Class D Share Total Return (3)	0.51	5.45	6.24
Class I Share Total Return (3)	0.53	5.71	6.66
Class E Share Total Return (3)	0.53	5.71	6.72

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

The following table sets forth a summary of our February rent collections as of March 9, 2021:

February 2021
Rent Collections
Office	96.5%
Retail	95.2%
Industrial	97.3%
Multifamily	97.2%

Total	96.3%

●             REAL PROPERTIES

As of December 31, 2020, our real property portfolio consisted of 57 properties totaling approximately 11.9 million square feet located in 25 markets throughout the U.S. Our real property portfolio includes nine properties placed in Delaware Statutory Trusts (“DST Properties”). Refer to “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional detail regarding the DST Program. Additionally, refer to “Note 3 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for detail relating to our 2020 acquisition and disposition activity. The interests of the DST Properties are initially owned by a taxable REIT subsidiary of our operating partnership and then sold to third party investors (the “DST Program”). We, through a subsidiary of our operating partnership, hold long-term leasehold interests in the DST Properties pursuant to master leases that are guaranteed by the operating partnership, while third-party investors will ultimately hold some or all of the interests in the real estate through the Delaware Statutory Trusts.

As used herein, the term “commercial” refers to our office, retail and industrial properties or customers, as applicable.

Portfolio Overview. We currently operate in four reportable segments: office, retail, multi-family, and industrial. The following table summarizes our real property portfolio by segment as of December 31, 2020:

					Average
				% of Total	Effective Annual			% of
($ and square feet in thousands,	Number of	Number of	Rentable	Rentable	Base Rent per	%	Aggregate	Aggregate
except for per square foot data)	Markets (1)	Real Properties	Square Feet	Square Feet	Square Foot (2)	Leased	Fair Value	Fair Value
Office properties	8	9	2,082	17.5%	$32.67	77.8%	$753,950	29.4%
Retail properties	8	26	3,048	25.7	18.89	93.4	906,100	35.3
Multi-family properties	4	4	1,222	10.3	22.96	93.4	388,350	15.2
Industrial properties	15	18	5,517	46.5	4.77	98.4	516,100	20.1
Total real property portfolio	25	57	11,869	100.0%	$14.13	93.1%	$2,564,500	100.0%

(1)

Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.

(2)

Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of December 31, 2020.

Acquisitions. During the year ended December 31, 2020, we acquired nine industrial properties comprising 2.6 million square feet for an aggregate contractual purchase price of approximately $256.1 million; one necessity-based retail property comprising 0.2 million square feet for an aggregate contractual purchase price of approximately $41.6 million; one multi-family property comprising 340 units for an aggregate contractual purchase price of approximately $79.1 million; and a senior mortgage loan debt investment for approximately $44.7 million.

As of the date of this Supplement, and subsequent to December 31, 2020, we have not acquired any properties.

As of the date of this Supplement, and subsequent to December 31, 2020, we entered into contracts to acquire two industrial properties with an aggregate purchase price of approximately $72.1 million. There can be no assurance that we will complete the acquisitions of the properties under contract.

Dispositions. During the year ended December 31, 2020, we sold one retail property and one retail outparcel for net proceeds of approximately $27.4 million. We recorded a net gain on sale of approximately $13.3 million.

As of the date of this Supplement, and subsequent to December 31, 2020, we sold one industrial property and one retail property for total gross proceeds of approximately $51.5 million. Our aggregate accounting basis (net of accumulated depreciation and amortization) for these real properties as of the closing dates was $22.3 million.

Market Diversification. The following table summarizes certain operating metrics of our real property portfolio by market and by segment as of December 31, 2020:

			% of Gross		% of Total
	Number of	Investment in	Investment	Rentable	Rentable	% Leased
($ and square feet in thousands)	Real Properties	Real Properties	Amount	Square Feet	Square Feet	(1)
Office properties:
Northern New Jersey	1	$250,609	10.2%	601	5.0%	83.9%
Denver, CO	1	91,365	3.7	264	2.2	66.3
South Florida	2	89,583	3.6	366	3.1	64.0
Austin, TX	1	77,484	3.2	273	2.3	97.5
Washington, DC	1	75,089	3.1	132	1.1	46.9
Philadelphia, PA	1	50,071	2.0	174	1.5	70.1
Dallas, TX	1	41,551	1.7	165	1.4	90.7
Minneapolis/St Paul, MN	1	29,529	1.2	107	0.9	100.0
Total office properties	9	705,281	28.7	2,082	17.5	77.8
Retail properties:
Greater Boston	18	474,770	19.5	1,790	15.0	92.9
South Florida	2	108,391	4.4	206	1.7	94.5
Northern New Jersey	1	64,972	2.6	226	1.9	94.5
Washington, DC	1	63,830	2.6	233	2.0	100.0
Birmingham, AL	1	43,891	1.8	193	1.6	92.1
Raleigh, NC	1	42,774	1.7	125	1.1	79.9
San Antonio, TX	1	42,523	1.7	174	1.5	99.3
Tulsa, OK	1	34,429	1.4	101	0.9	91.8
Total retail properties	26	875,580	35.7	3,048	25.7	93.4
Multi-family properties:
Atlanta, GA	1	117,440	4.8	356	3.1	93.2
Washington, DC	1	95,913	3.9	288	2.4	90.6
Orlando, FL	1	84,647	3.4	242	2.0	94.1
South Florida	1	79,233	3.2	336	2.8	95.4
Total multi-family properties (1,325 units)	4	377,233	15.3	1,222	10.3	93.4
Industrial properties:
Reno, NV	1	68,561	2.8	724	6.3	100.0
East Bay, CA	2	65,519	2.7	337	2.8	77.6
Atlanta, GA	1	64,542	2.6	798	6.7	100.0
Indianapolis, IN	2	63,931	2.5	810	6.8	100.0
Houston, TX	1	39,079	1.6	352	3.0	100.0
San Antonio, TX	2	33,578	1.4	404	3.4	100.0
Central Kentucky	1	31,763	1.3	727	6.1	100.0
Las Vegas, NV	1	24,671	1.0	248	2.1	100.0
Dallas, TX	1	19,585	0.8	230	1.9	100.0
Louisville, KY	1	19,206	0.8	235	2.0	100.0
Philadelphia, PA	1	18,965	0.8	171	1.4	93.6
Cincinnati, OH	1	18,759	0.8	218	1.8	100.0
Portland, OR	1	15,120	0.6	123	1.0	100.0
Chicago, IL	1	8,978	0.4	110	0.9	100.0
Washington, DC	1	5,327	0.2	30	0.3	100.0
Total industrial properties	18	497,584	20.3	5,517	46.5	98.4
Total real property portfolio	57	$2,455,678	100.0%	11,869	100.0%	93.1%

(1)	Percentage leased is based on executed leases as of December 31, 2020.

Lease Terms. Commercial lease terms typically range from one to 10 years, and often include renewal options. Most of our commercial leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person. The majority of our multi-family leases expire within 12 months.

Lease Expirations. As of December 31, 2020, the weighted-average remaining term of our total leased commercial portfolio was approximately 5.2 years based on annualized base rent and 5.5 years based on leased square footage, excluding renewal options. The following table summarizes the lease expirations at our commercial properties for leases in place as of December 31, 2020, without giving effect to the exercise of renewal options or termination rights, if any. The table excludes our multi-family properties as substantially all leases at such properties expire within 12 months.

	Number of		% of Total		% of Total
	Commercial	Annualized Base	Annualized Base	Leased	Leased Square
($ and square feet in thousands)	Leases	Rent (1)	Rent (1)	Square Feet	Feet
2021	81	$11,374	8.6%	646	6.5%
2022	84	15,612	11.8	1,062	10.7
2023	85	18,536	14.0	967	9.8
2024	72	12,422	9.4	893	9.0
2025	70	20,713	15.6	1,318	13.3
2026	45	9,631	7.3	1,077	10.9
2027	23	11,206	8.4	1,476	14.9
2028	25	5,292	4.0	229	2.3
2029	18	5,482	4.1	704	7.1
2030	21	6,762	5.1	260	2.6
Thereafter	25	15,712	11.7	1,274	12.9
Total leased	549	$132,742	100.0%	9,906	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2020, multiplied by 12.

Customer Diversification. We believe that the customer base that occupies our real property portfolio is generally stable and well-diversified. As of December 31, 2020, there were no customers that represented more than 10.0% of total annualized base rent or more than 10.0% of total leased square feet. The following table reflects our 10 largest customers, based on annualized base rent, as of December 31, 2020:

			% of Total		% of Total
	Number of	Annualized	Annualized	Leased	Leased Square
($ and square feet in thousands)	Locations (1)	Base Rent (2)	Base Rent (2)	Square Feet	Feet
Stop & Shop	11	$11,791	7.4%	703	6.4%
Amazon.com / Whole Foods	5	6,086	3.8	1,086	9.8
Mizuho Bank Ltd.	1	4,666	2.9	119	1.1
FedEx	2	3,697	2.3	999	9.0
Citco Fund Services	1	3,021	1.9	72	0.7
Home Depot	1	2,716	1.7	102	0.9
Alliant Techsystems, Inc.	1	2,636	1.7	107	1.0
Deloitte LLP	1	2,528	1.6	61	0.6
Apple, Inc.	1	2,449	1.5	94	0.9
Shaw's Supermarket	2	2,448	1.5	135	1.2
Total	26	$42,038	26.3%	3,478	31.6%

(1)	Reflects the number of properties for which the customer has at least one lease in-place.
(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2020, multiplied by 12.

The majority of our customers do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective commercial customers based on financial, operating and business plan information that such prospective customers provide to us, as well as other market, industry, and economic information that is generally publicly available. As a result of this assessment, we may require that the customers enhance their credit by providing us with security deposits, letters of credit from established financial institutions, or personal or corporate guarantees. Customer creditworthiness often influences the amount of upfront tenant improvements, lease incentives, concessions or other leasing costs. We evaluate creditworthiness of our multi-family customers based on standard market practice, which includes credit checks.

Industry Diversification. We intend to maintain a well-diversified mix of customers to limit our exposure to any single customer or industry. Our diversified investment strategy inherently provides for customer diversity, and we continue to monitor our exposure relative to our larger customer industry sectors. The following table reflects the 10 largest industry concentrations within our portfolio, based on annualized base rent, as of December 31, 2020 and assumes that our multi-family investments are not concentrated within any specific industry:

			% of Total		% of Total
	Number of	Annualized	Annualized Base	Leased Square	Leased Square
($ and square feet in thousands)	Leases	Base Rent (1)	Rent	Feet	Feet
Supermarket	26	$20,547	12.9%	1,312	11.9%
Financial	35	17,195	10.8	446	4.0
Professional Services	79	12,380	7.8	404	3.7
Food & Beverage	75	7,499	4.7	300	2.7
Software / Technology	15	5,845	3.7	138	1.2
Post & Courier Services	10	5,688	3.6	1,434	13.0
Healthcare Services	49	5,241	3.3	184	1.7
Computer / Electronics	14	4,565	2.9	178	1.6
eCommerce / Fulfillment	4	4,512	2.8	1,143	10.3
Apparel / Clothing	15	4,393	2.8	479	4.3
Total	322	$87,865	55.3%	6,018	54.4%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2020, multiplied by 12.

Debt-Related Investments. As of December 31, 2020, we had two senior loan debt investments with a combined carrying value of $49.9 million. The weighted average interest rate and weighted average maturity were 7.34% and 1.1 years, respectively, as of December 31, 2020.

DST Program and DST Program Loans. As of December 31, 2020, we had nine DST Properties that were part of the DST Program. During the years ended December 31, 2020, 2019 and 2018, we incurred rent obligations of approximately $19.4 million, $7.0 million and $1.1 million, respectively, under our master lease agreements with investors who are participating in the DST Program. Additionally, during 2020, 3.8 million OP Units were issued for beneficial interests for a net investment of $28.3 million in accordance with our UPREIT structure. In order to facilitate additional capital raise through the DST Program, we may offer loans (“DST Program Loans”) to finance a portion of the sale of beneficial interests in the trusts holding DST Properties to potential investors. As of December 31, 2020, we had 60 DST Program Loans with a combined carrying value of $45.2 million, and a weighted average interest rate and weighted average maturity of 3.96% and 9.1 years, respectively, related to the DST Program. Refer to “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional detail regarding the DST Program.

Debt Obligations. Our indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. As of December 31, 2020, we had approximately $968.5 million of indebtedness with a weighted-average interest rate of 3.04%, which includes the effects of the interest rate swap agreements. The weighted-average remaining term of our debt as of December 31, 2020 was 2.5 years, excluding the impact of certain extension options. The total gross book value of properties encumbered by our debt as of December 31, 2020 was approximately $584.6 million. See “Note 4 to the Consolidated Financial Statements” and “Schedule III—Real Estate and Accumulated Depreciation” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information.

In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (“ARRC”), which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, certain of our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

LIBOR is expected to be phased out or modified by June 2023, and the writing of contracts using LIBOR is expected to stop by the end of 2021. As of December 31, 2020, our line of credit and term loans are our only indebtedness with initial or extended maturity dates beyond 2023 that have exposure to LIBOR. The agreements governing these loans provide procedures for determining a replacement or alternative base rent in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rent will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2023 and work with our lenders to seek and ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

●             DISTRIBUTIONS

From January 31, 2020 through March 31, 2021, our board of directors authorized a monthly distribution rate of $0.03125 per share of common stock, subject to adjustment for class-specific fees. Our board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distributions were paid, or will be paid, on or about the last business day of each respective month to stockholders of record as of the close of business on the last business day of each respective month.

Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for detail regarding our distributions.

●             REDEMPTIONS

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2020 and 2019. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except for per share data)	2020	2019
Number of shares requested for redemption or repurchase	14,071	16,413
Number of shares redeemed or repurchased	14,071	16,413
% of shares requested that were redeemed or repurchased	100%	100.0%
Average redemption or repurchase price per share	$7.50	$7.35

For the years ended December 31, 2020 and 2019, we received and redeemed in full eligible redemption requests for an aggregate amount of approximately $105.6 million and $120.6 million, respectively, which we redeemed using cash flows from operating activities in excess of our distributions paid in cash, cash on hand, proceeds from our public offerings, proceeds from the disposition of properties, and borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: cash flows from operating activities in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings.

●             FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES

The following table summarizes fees and expenses incurred by us for services provided by the Advisor, the Dealer Manager and their affiliates, and any related amounts payable. Refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information regarding these fees and expenses.

	For the Year Ended December 31,		Payable as of December 31,
(in thousands)	2020	2019	2020	2019
Upfront selling commissions (1)	$1,498	$2,094	$—	$—
Ongoing distribution fees (1)(2)	2,024	1,387	188	147
Advisory fees - fixed component (3)	12,819	11,879	1,087	998
Advisory fees—performance component	4,608	3,776	4,608	3,776
Other expense reimbursements—Advisor (4)(5)	10,002	10,601	2,112	2,240
Other expense reimbursements—Dealer Manager	251	527	—	—
DST Program advisory fees (6)	4,392	1,758	460	247
DST Program selling commissions (1)	3,151	2,668	—	—
DST Program dealer manager fees (1)	946	451	—	—
DST Program other reimbursements—Dealer Manager	265	881	—	—
DST Program facilitation and loan origination fees	4,085	2,988	—	—
Total	$44,041	$39,010	$8,455	$7,408

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(2)	The distribution fees accrue daily and are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $15.5 million and $14.5 million as of December 31, 2020 and 2019, respectively, are included in other liabilities on the consolidated balance sheets.
(3)	Amount reported for the year ended December 31, 2018 include approximately $0.5 million that we were not obligated to pay in consideration of the issuance of 0.6 million Class I shares.
(4)	Amounts include approximately $7.7 million and $8.5 million for the years ended December 31, 2020 and 2019, respectively, related to the reimbursement of a portion of the salary, bonus and benefits for employees of the Advisor for services provided to us for which the Advisor does not otherwise receive a separate fee. No reimbursement is made for compensation of our named executive officers unless the named executive officer is providing stockholder services, as outlined in the Advisory Agreement. A portion of compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by us. We show these as reimbursements to the Advisor to the same extent that we recognize the related share-based compensation on our consolidated statements of operations. The balance of such reimbursements is made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs, which are included in general and administrative expenses on the consolidated statements of income.
(5)	Includes costs reimbursed to the Advisor related to the DST Program.
(6)	Amounts for the years December 31, 2020 and 2019 are included in advisory fees, related party on the consolidated statements of operations.

●             HISTORICAL COMPANY-LEVEL EXPENSES

During the years ended December 31, 2020 and 2019, we incurred certain company-level expenses at an annualized rate equal to approximately 2.90% and 2.91%, respectively, of our average NAV over the respective periods. Such company-level expenses comprised (i) an advisory fee equal to an annualized 1.89% and 1.61%, respectively, of our average NAV over the respective periods, which included a performance fee of 0.40% and 0.35% for the years ended December 31, 2020 and 2019, (ii) general and administrative expenses equal to an annualized 0.75% and 0.83%, respectively, of our average NAV over the respective periods and (iii) organizational and offering costs equal to an annualized 0.26% and 0.46%, respectively, of our average NAV over the respective periods. Said differently, for each $1,000 in net proceeds that we received from the sale of shares after deducting upfront fees and commissions, we incurred approximately $29 and $29 in these company-level expenses during 2020 and 2019, respectively. For these purposes, organizational and offering costs do not include costs associated with raising capital under our DST Program. We defer these costs and amortize them to interest expense over the expected term of the master lease with third-party investors.

The information above should not be considered a representation of future company-level expenses, which are dependent on a number of factors, including but not limited to our performance which affects the performance fee that we pay. From time to time we may change the fees and expense reimbursements we pay to our Advisor and Dealer Manager. For example, in connection with the Restructuring on September 1, 2017, we revised certain fees and expense reimbursements payable to our Advisor and Dealer Manager. In addition, investors in this offering may also be subject to upfront selling commissions and dealer manager fees, and ongoing distribution fees.  Furthermore, we incur other investment-related expenses not included in the paragraph above such as, but not limited to, interest expense from borrowings and investment and property-level expenses (e.g. real estate taxes, property insurance and other real estate operating expenses).  See “The Advisor and the Advisory Agreement-Summary of Fees, Commissions and Reimbursements” in the Prospectus for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.

●             CERTAIN HISTORICAL NAV INFORMATION

The following table shows our NAV per share at the end of each quarter during 2020:

Date	Class T	Class S	Class D	Class I	Class E
March 31, 2020	$7.53	$7.53	$7.53	$7.53	$7.53
June 30, 2020	$7.50	$7.50	$7.50	$7.50	$7.50
September 30, 2020	$7.52	$7.52	$7.52	$7.52	$7.52
December 31, 2020	$7.54	$7.54	$7.54	$7.54	$7.54

Our share sales and redemptions are made based on the applicable NAV per share carried out to four decimal places. Our most recent NAV per share for each class is (i) posted on our website, www.blackcreekdiversified.com, and (ii) made available on our toll-free, automated telephone line, (888) 310-9352. In addition, we will disclose in a prospectus or prospectus supplement filed with the Commission the principal valuation components of our monthly NAV calculations.

●             RISK FACTORS

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:

Investors who use DST Program Loans to acquire interests in the Delaware statutory trusts as part of the DST Program may default on such loans.

As part of the DST Program, a subsidiary of ours will provide DST Program Loans of no more than 50% of the purchase price to certain DST Program investors who acquire interests in Delaware statutory trusts. DST Program Loans will be secured by the DST Interests acquired using the DST Program Loan, and will be non-recourse to the borrowing DST Program investor subject to commercially customary recourse carveouts. We may suffer losses if the fair market value of the asset underlying the DST Interests acquired by the DST Program investor declines after the DST Program investor’s borrowing with respect to a DST Program Loan, or if there is otherwise a default on a DST Program Loan.

We will compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance, or sell investments, and for customers, which may have an adverse impact on our operations.

We will compete with entities sponsored or advised by affiliates of the Sponsor, whether existing or created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, lease, finance or sell properties at the same time as these entities are buying, leasing, financing or selling properties. In this regard, there is a risk that we will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services.

Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers. The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and certain other management representatives associated with other entities to which affiliates of the Advisor are providing similar services.

Because affiliates of the Sponsor and the Advisor currently sponsor and in the future may advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors (as defined below), including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be offered to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle until certain minimum allocation levels are reached. “Allocation Factors” are those allocation factors that the Sponsor maintains and updates from time to time based on review by the Sponsor’s Head of Real Estate.

The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments or other investment opportunities. Current existing Special Priorities have been granted to: (i) BTC III, pursuant to which BTC III will be presented one out of every five qualifying value-add Industrial Investments (subject to the terms and conditions of the BTC III partnership agreement) until such time as the capital commitments on or prior to February 26, 2021 have been called or committed, and one out of every three qualifying development Industrial Investments (subject to the terms and conditions of the BTC III partnership agreement) until such time as capital commitments thereunder have been fully committed; (ii) BCIF pursuant to which BCIF will be presented one out of every three potential development Industrial Investments, one out of every five potential value-add Industrial Investments, and one out of every three potential core Industrial Investments (subject to terms and conditions of the BCIF partnership agreement) until such time as capital commitments accepted by BCIF on or prior to March 31, 2020 have been called or committed; and (iii) BTC II, pursuant to which BTC II will be presented one out of every three qualifying development Industrial Investments (subject to terms and conditions of the BTC II Partnership agreement) until such time as capital commitments thereunder have been fully committed; provided, however, that if BTC II declines such qualifying opportunity, then Black Creek Industrial REIT IV Inc. will have the option to retain the opportunity to pursue on its own. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time. In addition, to the extent that a potential conflict of interest arises with respect to an investment opportunity other than an Industrial Investment, the Sponsor currently expects to manage the potential conflict of interest by allocating the investment in accordance with the principles of the Allocation Policy the Sponsor follows with respect to Industrial Investments.

The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.

 ●             ALLOCATION OF INVESTMENT OPPORTUNITIES

The following information supersedes and replaces the disclosure contained in the section titled “Conflicts of Interest—Conflict Resolutions Procedures—Allocation of Investment Opportunities.” beginning on page 162 of the Prospectus:

Allocation of Investment Opportunities. Certain direct or indirect owners, managers, employees and officers of the Advisor are presently, and may in the future be, affiliated with other programs and business ventures and may have conflicts of interest in allocating their time, services, functions and investment opportunities among us and other real estate programs or business ventures that such direct or indirect owners, managers, employees and officers organize or serve. The Advisor has informed us that it will employ sufficient staff to be fully capable of discharging its responsibilities to us in light of the other real estate programs that from time to time will be advised or managed by its direct or indirect owners, managers, employees and officers.

In the event that an investment opportunity becomes available which, in the discretion of the Advisor, may be suitable for us, the Advisor will examine various factors (“Allocation Factors”) and will consider whether under such factors the opportunity is equally suitable for us and one or more programs sponsored or advised by an affiliate of the Sponsor. The Sponsor maintains and updates Allocation Factors from time to time based on review by the Sponsor’s Head of Real Estate. Current examples of Allocation Factors include:

●	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value-add and opportunistic);
●	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;
●	The cash requirements of each program;
●	Shared boundary or access point, or the strategic proximity of the investment opportunity to other assets;
●	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;
●	The policy of each program relating to leverage of investments;
●	The effect of the acquisition on loan maturity profile;
●	The effect on lease expiration profile;
●	Customer concentration;
●	The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;
●	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;
●	Legal considerations, such as ERISA and FIRPTA, that may be applicable to specific investment platforms;
●	The financial attributes of the investment;
●	Availability of financing;
●	Cost of capital;
●	Ability to service any debt associated with the investment;
●	Risk return profiles;
●	Targeted distribution rates;

●	Anticipated future pipeline of suitable investments;
●	Expected holding period of the investment and the applicable entity’s remaining term;
●	Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;
●	Whether the applicable entity was formed for the purpose of making a particular type of investment;
●	Affiliate and/or related party considerations;
●	The anticipated cash flow of the applicable entity and the asset;
●	Tax effects of the acquisition, including on REIT or partnership qualifications;
●	The size of the investment; and
●	The amount of funds available to each program and the length of time such funds have been available for investment.

In the event that our investment objectives overlap with those of another such program and the opportunity is equally suitable for us and the other program, then the Advisor will utilize a reasonable allocation method to determine which investments are presented to our board of directors as opposed to the board of directors of such other program. Our board of directors, including the independent directors, has a duty to ensure that the method used by the Advisor for the allocation of investments by two or more programs sponsored or advised by affiliates of the Sponsor seeking to acquire similar types of investments shall be reasonable. The Advisor is required to obtain and provide to our board of directors the necessary information to make this determination.

If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of the Advisor, to be more appropriate for a program other than the program that committed to make the investment, the Advisor may determine that another program sponsored or advised by an affiliate of the Sponsor may make the investment.

Because affiliates of the Sponsor currently sponsor or advise and in the future may sponsor or advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors, including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be allocated to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle with available funds that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the Code or (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed above, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle until certain minimum allocation levels are reached.

The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments or other investment opportunities. Current existing Special Priorities have been granted to: (i) BTC III, pursuant to which BTC III will be presented one out of every five qualifying value-add Industrial Investments (subject to the terms and conditions of the BTC III partnership agreement) until such time as the capital commitments on or prior to February 26, 2021 have been called or committed, and one out of every three qualifying development Industrial Investments (subject to the terms and conditions of the BTC III partnership agreement) until such time as capital commitments thereunder have been fully committed; (ii) BCIF, pursuant to which BCIF will be presented one out of every three potential development Industrial Investments, one out of every five potential value-add Industrial Investments, and one out of every three potential core Industrial Investments (subject to terms and conditions of the BCIF partnership agreement) until such time as capital commitments accepted by BCIF on or prior to March 31, 2020 have been called or committed; and (iii) the BTC II Partnership, pursuant to which the BTC II Partnership will be presented one out of every three qualifying development Industrial Investments (subject to terms and conditions of the BTC II Partnership agreement) until such time as capital commitments thereunder have been fully committed. The Sponsor or its affiliates may grant additional special priorities in the future and from time to time. In addition, to the extent that a potential conflict of interest arises with respect to an investment opportunity other than an Industrial Investment, the Sponsor currently expects to manage the potential conflict of interest by allocating the investment in accordance with the principles of the Allocation Policy the Sponsor follows with respect to Industrial Investments.

The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such procedures are being fairly applied. One of our independent directors, Mr. Charles Duke, is also an independent director for BCI IV. If there are any transactions or policies affecting us and BCI IV, Mr. Duke will recuse himself from making any such decisions for as long as he holds both positions.

These allocation procedures may result in investment opportunities that are attractive to us being directed to another entity sponsored or advised by affiliates of the Sponsor and the Advisor. In addition, entities sponsored or advised by affiliates of the Sponsor may sponsor or advise additional real estate funds or other ventures now and in the future. The result of the creation of such additional funds may be to increase the number of parties who have the right to participate in, or have priority with respect to, investment opportunities sourced by the Sponsor or its affiliates, thereby reducing the number of investment opportunities available to us. Additionally, this may result in certain asset classes being unavailable for investment by us, or being available only after one or more other real estate funds have first had the opportunity to invest in such assets.

To the extent that the Advisor or another affiliated entity becomes aware of an investment opportunity that is suitable for us, it is possible that we may, pursuant to the terms of any agreement with such affiliate or such related entity, co-invest equity capital in the form of a joint venture. Any such joint venture will require the approval of a majority of the board of directors, including a majority of the independent directors.

●             EXPERTS

The accompanying consolidated balance sheets of Black Creek Diversified Property Fund Inc. and subsidiaries as of December 31, 2020 and 2019, the related statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III, have been included in this Supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements included in this Supplement under “February 28, 2021 NAV Per Share,” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

●             MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

General

Black Creek Diversified Property Fund Inc. is a NAV-based perpetual life REIT that was formed on April 11, 2005, as a Maryland corporation. We are primarily focused on investing in and operating a diverse portfolio of real property. As of December 31, 2020, our real property portfolio consisted of 57 properties, which includes nine properties that are part of the DST Program (as defined below), totaling approximately 11.9 million square feet located in 25 markets throughout the U.S.

We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.

As a NAV-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. During 2020, we raised $104.7 million of gross proceeds from the sale of common stock in our ongoing public primary offerings and $21.3 million from the sale of common stock under our distribution reinvestment plan. See “Note 8 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for more information about our public offerings.

Additionally, we have a program to raise capital through private placement offerings by selling beneficial interests in specific Delaware statutory trusts holding real properties (the “DST Program”). These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. Similar to our prior private placement offerings, we expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. We also make loans (the “DST Program Loans” and, each individually, a “DST Program Loan”) to certain purchasers of the interests in the Delaware statutory trusts to finance no more than 50% of the purchase price payable upon their acquisition of such interests. During 2020, we sold $278.2 million of gross interests related to the DST Program, $26.5 million of which were financed by DST Program Loans. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional detail regarding the DST Program.

We currently operate in four reportable segments: office, retail, multi-family and industrial. The following table summarizes our real property portfolio by segment as of December 31, 2020:

					Average
				% of Total	Effective Annual			% of
($ and square feet in thousands,	Number of	Number of	Rentable	Rentable	Base Rent per	%	Aggregate	Aggregate
except for per square foot data)	Markets (1)	Real Properties	Square Feet	Square Feet	Square Foot (2)	Leased	Fair Value	Fair Value
Office properties	8	9	2,082	17.5%	$32.67	77.8%	$753,950	29.4%
Retail properties	8	26	3,048	25.7	18.89	93.4	906,100	35.3
Multi-family properties	4	4	1,222	10.3	22.96	93.4	388,350	15.2
Industrial properties	15	18	5,517	46.5	4.77	98.4	516,100	20.1
Total real property portfolio	25	57	11,869	100.0%	$14.13	93.1%	$2,564,500	100.0%

(1)	Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.
(2)	Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of December 31, 2020.

We will continue to focus our investment activities on expanding a high-quality, diversified real property portfolio throughout the U.S. Although we generally target investments in four primary property categories (office, retail, multi-family and industrial), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities. Our near-term investment strategy is likely to prioritize new investments in the industrial and multi-family sectors due to relatively attractive fundamental conditions. In 2019, we were focused on selling certain office and retail assets. The disposition of these properties has helped us to increase our current allocation to multi-family and industrial real estate assets and liquidity to pursue new investment opportunities. However, there can be no assurance that we will be successful in our investment strategy, including with respect to any particular asset class. We also intend to continue to hold an allocation of properties in the office and retail sectors, the latter of which is largely grocery-anchored. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, manufactured housing, student housing and unimproved land, however we have no investments in these sectors currently. Additionally, to provide diversification to our portfolio, we may continue to invest in real estate-related debt, which will generally include mortgage loans secured by real estate, mezzanine debt, loans associated with our DST Program and other related investments. While we are not currently investing in real estate-related securities, should we decide to invest in real estate-related securities, any such investments generally will focus on debt or equity issued by public and private real estate companies and certain other securities, with the primary goal of such investments being preservation of liquidity in support of our share redemption program, while also seeking income, potential for capital appreciation and further portfolio diversification.

Real Estate Outlook

The U.S. economic environment in 2020 saw a turbulent shift from 2019 as a result of the COVID-19 pandemic. Gross domestic product (GDP) saw a steep decline while unemployment increased following widespread stay-at-home orders and business closures in early 2020. Despite an abrupt shift in economic trajectory in early 2020, the overall economy saw a gradual recovery in the second half of 2020 as evidenced by increasing employment, GDP, consumer confidence and manufacturing activity, spurred in part by large-scale fiscal stimulus measures.

The impact of the pandemic on 2020 commercial real estate performance varied dramatically across sectors. Industrial outperformed in 2020 as the pandemic accelerated many of the trends in ecommerce and logistics that drive fundamentals. Multi-family was another top performing sector in 2020. In particular, suburban multi-family outperformed urban multi-family driven by demographic shifts and increased demand for less dense housing outside of core central business districts. Necessity-based retail proved resilient from a valuation perspective in 2020 given the defensive nature of the sector. Many grocers and other necessity-based retailers saw increased sales as a result of COVID-19, highlighting the ability of the sector to weather economic shocks. Office sector valuations also proved relatively insulated from pandemic-induced short-term impacts, as pricing remained fairly stable over the past year, particularly for well-located assets outside central business districts with long-term leases in place and high collection rates. Investments within sectors that DPF does not own such as lodging and malls saw the greatest price declines as stay-at-home orders and social distancing measures negatively impacted operations.

The 2021 outlook for commercial real estate also varies by sector. Even with the ongoing recovery from the pandemic, we expect the trends in e-commerce and logistics that drive industrial performance to persist. E-commerce sales are forecasted to reach 30% of total retail sales by 2030, up from 11% in 2019. Suburban multi-family is positioned well heading into 2021 given continued demographic shifts and increased preference among renters for better affordability in less dense submarkets. The fundamentals that supported necessity-based retail performance in 2020 should support continued resilience. Q3 2020 saw real personal consumer expenditure grow by 8.9% to a level close to pre-pandemic levels. Further supporting the outlook for necessity-based retail, consumer expenditures on durable goods and certain nondurable goods like food and beverage were up in Q3 2020 relative to Q4 2019. Lastly, suburban office is positioned to benefit from increased preference for lower density space outside of core central business districts. We expect there to be gradual shift in demand towards suburban office properties as employees prefer to work closer to home in desirable submarkets outside of major downtowns.

Despite varied expectations by sector, there are several themes impacting the broader outlook for commercial real estate in 2021. Continued economic recovery efforts and the potential for increased vaccine adoption could result in heightened demand across all real estate sectors. The confluence of interest rates remaining historically low, abundant foreign and domestic capital seeking increased real estate allocations and a search for yield could support strong performance and increased real estate transaction volume throughout 2021. Lastly, the impact of federal policy presents a mixed outlook as the possibility for further stimulus that supports macroeconomic fundamentals must be weighed against any potential policy change and its impact on the real estate sector.

RESULTS OF OPERATIONS

Summary of 2020 Activities

During 2020, we completed the following activities:

●	We acquired over $420 million of investments, including: nine industrial properties comprising 2.6 million square feet for an aggregate contractual purchase price of approximately $256.1 million; one necessity-based retail property comprising 0.2 million square feet for an aggregate contractual purchase price of approximately $41.6 million; one multi-family property comprising 340 units for an aggregate contractual purchase price of approximately $79.1 million; and a senior mortgage loan debt investment for approximately $44.7 million.
●	We sold one retail property and one retail outparcel for net proceeds of approximately $27.4 million. We recorded a net gain on sale of approximately $13.3 million.
●	In conjunction with our near-term investment strategy, we successfully shifted our property sector allocations to prioritize new investments in the industrial and multi-family sectors due to relatively attractive fundamental conditions. Accordingly, our industrial and multi-family investments represented approximately 20.1% and 15.2%, respectively, of our portfolio (based on fair value) for the year ended December 31, 2020, versus 11.0% and 14.2%, respectively, for the year ended December 31, 2019. In addition, our retail and office investments represented 35.3% and 29.4%, respectively, for the year ended December 31, 2020 compared to 40.6% and 34.2%, respectively, for the year ended December 31, 2019.
●	We leased approximately 1.7 million square feet, which included 169,000 square feet of new leases and 1.5 million square feet of renewals. We are currently 93.1% leased as of December 31, 2020, as compared to 93.6% as of December 31, 2019.
●	We decreased our leverage ratio from 40.0% as of December 31, 2019 to 37.1% as of December 31, 2020. Our leverage ratio for reporting purposes is calculated as the outstanding principal balance of our total borrowings divided by the fair value of our real property and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures). By calculating the leverage ratio net of cash and cash equivalents (based on the outstanding principal balance of our borrowings less cash and cash equivalents) our leverage ratio increased from 35.4% as of December 31, 2019, to 36.6% as of December 31, 2020.
●	We raised $104.7 million of gross proceeds from the sale of common stock in our ongoing public primary offerings and $21.3 million from the sale of common stock under our distribution reinvestment plan. Additionally, we raised $278.2 million of gross capital through private placement offerings by selling DST Interests, $26.5 million of which were financed by DST Program Loans.
●	We redeemed 14.1 million shares of common stock at a weighted-average purchase price of $7.50 per share for an aggregate amount of $105.6 million.

Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table summarizes our results of operations for the year ended December 31, 2020, as compared to the year ended December 31, 2019. We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Other operating properties not meeting the same store criteria are reflected in the non-same store portfolio. The same store operating portfolio for the periods presented below include 39 properties totaling 6.5 million square feet owned as of January 1, 2019, which portfolio represented 55.0% of total rentable square feet as of December 31, 2020.

	For the Year Ended
	December 31,		Change
($ in thousands, except per square foot data)	2020	2019	$	%
Rental revenues:
Same store properties	$146,739	$148,272	$(1,533)	(1.0)%
Non-same store properties	37,506	36,169	1,337	3.7
Total rental revenues	184,245	184,441	(196)	(0.1)
Rental expenses:
Same store properties	(49,033)	(49,413)	380	0.8
Non-same store properties	(13,345)	(11,647)	(1,698)	(14.6)
Total rental expenses	(62,378)	(61,060)	(1,318)	(2.2)
Net operating income:
Same store properties	97,706	98,859	(1,153)	(1.2)
Non-same store properties	24,161	24,522	(361)	(1.5)
Total net operating income	121,867	123,381	(1,514)	(1.2)
Other income and (expenses):
Debt-related income	2,347	227	2,120	NM
Real estate-related depreciation and amortization	(62,923)	(57,342)	(5,581)	(9.7)
General and administrative expenses	(8,656)	(8,985)	329	3.7
Advisory fees, related party	(21,819)	(17,413)	(4,406)	(25.3)
Litigation expense	(2,500)	—	(2,500)	—
Impairment of real estate property	—	(113)	113	100.0
Interest expense	(58,747)	(48,170)	(10,577)	(22.0)
Gain on sale of real estate property	13,335	160,537	(147,202)	(91.7)
Gain on extinguishment of debt and financing commitments, net	—	1,002	(1,002)	(100.0)
Other income	1,037	153	884	NM
Total other (expenses) income	(137,926)	29,896	(167,822)	NM
Net (loss) income	(16,059)	153,277	(169,336)	NM
Net loss attributable to redeemable noncontrolling interests	54	—	54	—
Net loss (income) attributable to noncontrolling interests	1,091	(10,726)	11,817	NM
Net (loss) income attributable to common stockholders	$(14,914)	$142,551	$(157,465)	NM
Same store supplemental data:
Same store average percentage leased	91.4%	91.9%
Same store average annualized base rent per square foot	$18.15	$18.58

NM = Not meaningful

Rental Revenues. Rental revenues are comprised of rental income, straight-line rent, and amortization of above- and below-market lease assets and liabilities. Total rental revenues for the year ended December 31, 2020 were generally consistent with the same period in 2019, with decreases generally resulting from reduced occupancy at our 1300 Connecticut office property and at our Durgin Square and Orleans retail properties in 2020, as well as two lease termination payments totaling $15.2 million made in 2018 that were fully amortized through the second quarter of 2019 that resulted in an increase in rental revenues for the year ended December 31, 2019. These decreases were partially offset by additional early termination fees received at our Venture Corporate Center property during the fourth quarter of 2020 as well as an increase in non-same store revenue in 2020 due to net positive acquisition activity, primarily in the industrial and multi-family segments after accounting for dispositions, primarily in the retail and office segments.

The following table presents the components of our consolidated rental revenues:

	For the Year Ended December 31,		Change
(in thousands)	2020	2019	$	%
Rental income	$175,542	$173,415	$2,127	1.2%
Straight-line rent	5,539	7,776	(2,237)	(28.8)
Amortization of above- and below-market intangibles	3,164	3,250	(86)	(2.6)
Total rental revenues	$184,245	$184,441	$(196)	(0.1)%

Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and include certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses increased by $1.3 million for the year ended December 31, 2020, as compared to the same period in 2019, primarily due to an increase in non-same store rental expenses as a result of our acquisition activity since January 1, 2019, which was partially offset by our disposition activity since 2019 as described above.

The following table presents the various components of our rental expenses:

	For the Year Ended
	December 31,		Change
(in thousands)	2020	2019	$	%
Real estate taxes	$24,381	$23,664	$717	3.0%
Repairs and maintenance	16,362	18,678	(2,316)	(12.4)
Utilities	5,970	6,452	(482)	(7.5)
Property management fees	4,318	4,262	56	1.3
Insurance	1,907	1,519	388	25.5
Other	9,440	6,485	2,955	45.6
Total rental expenses	$62,378	$61,060	$1,318	2.2%

Other Income and Expenses. The net amount of other expenses increased by $167.8 million for the year ended December 31, 2020, as compared to the same period in 2019, primarily as a result of larger gains on 2019 dispositions, an increase in interest expense driven by higher interest expense on financing obligations associated with an increase in the sale of interests related to our DST Program, an increase in real estate-related depreciation and amortization driven by accelerated amortization of intangible lease assets related to early lease terminations at our Venture Corporate Center office property as described above, and an increase in advisory fees driven by financing obligations associated with the sale of interests related to our DST Program during 2020.

Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 5, 2020, which is incorporated herein by reference, for a comparison of our results of operations for the year ended December 31, 2019 and December 31, 2018.

Segment Summary for the Years Ended December 31, 2020 and 2019

Our segments are based on our internal reporting of operating results used to assess performance based on the type of our properties. Our markets are aggregated into four reportable segments: office, retail, multi-family and industrial. These segments are comprised of the markets by which management and its operating teams conduct and monitor business. See “Note 12 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further information on our segments. Management considers rental revenues and net operating income (“NOI”) aggregated by segment to be the appropriate way to analyze performance. See “Additional Measures of Performance” below for detail regarding the use of NOI. The following table summarizes certain operating trends in our consolidated properties by segment:

	For the Year Ended
	December 31,		Change
($in thousands, except per square foot data)	2020	2019	$	%
Rental revenues:
Office	$69,060	$70,085	$(1,025)	(1.5)%
Retail	66,769	67,626	(857)	(1.3)
Multi-family	—	—	—	—
Industrial	10,910	10,561	349	3.3
Total same store rental revenues	146,739	148,272	(1,533)	(1.0)
Non-same store properties	37,506	36,169	1,337	3.7
Total rental revenues	$184,245	$184,441	$(196)	(0.1)%
NOI:
Office	$38,917	$39,558	$(641)	(1.6)%
Retail	50,269	51,039	(770)	(1.5)
Multi-family	—	—	—	—
Industrial	8,520	8,262	258	3.1
Total same store NOI	97,706	98,859	(1,153)	(1.2)
Non-same store properties	24,161	24,522	(361)	(1.5)
Total NOI	$121,867	$123,381	$(1,514)	(1.2)%
Same store average percentage leased:
Office	81.2%	83.1%
Retail	94.2	93.9
Multi-family	—	—
Industrial	99.9	99.7
Same store average annualized base rent per square foot:
Office	$29.53	$30.76
Retail	18.58	18.74
Multi-family	—	—
Industrial	5.33	5.07

Office Segment. Our office segment same store NOI decreased by approximately $0.6 million for the year ended December 31, 2020 compared to the same period in 2019, primarily due to a vacancy at our 1300 Connecticut property and reduced straight-line rent amortization due to early termination fees at our Venture Corporate Center property which were fully amortized in 2019. This was partially offset by additional early termination fees received at our Venture Corporate Center property during the fourth quarter of 2020 and increased occupancy at our 3 Second Street property.

Retail Segment. Our retail segment same store NOI decreased by approximately $0.8 million for the year ended December 31, 2020 compared to the same period in 2019, primarily due to a termination fee received during the third quarter of 2019 at our Wareham property and reduced occupancy at our Durgin Square, Orleans, Yale and Saugus properties in 2020. These decreases were partially offset by a termination fee received during the second quarter of 2020 at our Chester property and increased occupancy at our Braintree and Bandera properties in 2020.

Multi-family Segment. Same store information is not provided for our multi-family segment due to the fact that our first multi-family property was acquired in 2019.

Industrial Segment. Our industrial segment same store NOI increased by approximately $0.3 million for the year ended December 31, 2020 compared to the same period in 2019 primarily due to increased occupancy at our Stafford Grove property in 2020.

Segment Summary for the Years Ended December 31, 2019 and 2018

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 5, 2020, which is incorporated herein by reference, for a comparison of our segments for the year ended December 31, 2019 and December 31, 2018.

ADDITIONAL MEASURES OF PERFORMANCE

Net Income and NOI

We define NOI as GAAP rental revenues less GAAP rental expenses. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. Refer to “Results of Operations - Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” above for a reconciliation of our GAAP net income (loss) to NOI for the years ended December 31, 2020 and 2019.

Funds From Operations (“FFO”)

We believe that FFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, this supplemental, non-GAAP measure should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat certain accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

The following unaudited table presents a reconciliation of GAAP net income (loss) to NAREIT FFO:

	For the Year Ended December 31,
(in thousands, except per share data)	2020	2019	2018
GAAP net (loss) income attributable to common stockholders	$(14,914)	$142,551	$(1,237)
GAAP net (loss) income per common share—basic and diluted	$(0.10)	$1.04	$(0.01)
Reconciliation of GAAP net (loss) income to NAREIT FFO:
GAAP net (loss) income attributable to common stockholders	$(14,914)	$142,551	$(1,237)
Real estate-related depreciation and amortization	62,923	57,342	57,866
Impairment of real estate property	—	113	14,648
Gain on sale of real estate property	(13,335)	(160,537)	(14,093)
Noncontrolling interests’ share of net (loss) income	(1,091)	10,726	(101)
Redeemable noncontrolling interests' share of net loss	(54)	—	—
Noncontrolling interests’ share of NAREIT FFO	(2,462)	(3,565)	(4,461)
Redeemable noncontrolling interests' share of NAREIT FFO	(110)	—	—
NAREIT FFO attributable to common stockholders—basic	30,957	46,630	52,622
NAREIT FFO attributable to OP Units	2,572	3,563	4,456
NAREIT FFO	$33,529	$50,193	$57,078
Weighted-average shares outstanding—basic	142,268	136,925	128,740
Weighted-average shares outstanding—diluted	154,052	147,316	139,674
NAREIT FFO per common share—basic and diluted	$0.22	$0.34	$0.41

See “Results of Operations” above for further detail.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of capital for meeting our cash requirements include debt financings, cash generated from operating activities, net proceeds from our public and private offerings, and asset sales. Our principal uses of funds are distributions to our stockholders, payments under our debt obligations, redemption payments, acquisition of properties and other investments, and capital expenditures. Over time, we intend to fund a majority of our cash needs, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. As of December 31, 2020, we had approximately $139.0 million of borrowings maturing in the next 12 months, including scheduled amortization payments. Of this amount, $127.0 million relates to a mortgage note secured by our 3 Second Street office property. This mortgage note was scheduled to expire in January 2021, but subsequent to December 31, 2020, we exercised the second one-year extension option extending the final maturity date to January 2022. We expect to be able to repay our principal obligations over the next 12 months from operating cash flows and through refinancings and/or disposition proceeds.

The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will evaluate potential acquisitions or dispositions and will engage in negotiations with buyers, sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our public offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from our public and private offerings, proceeds from the sale of assets, and undistributed funds from operations.

The global pandemic and resulting shut down of large parts of the U.S. economy has created significant uncertainty and enhanced investment risk across many asset classes, including real estate. The COVID-19 pandemic could have a material adverse effect on our financial condition, results of operations and cash flows as the reduced economic activity severely impacts certain of our customers’ businesses, financial condition and liquidity and may cause certain customers to be unable to meet their obligations to us in full. However, to date we have collected approximately 97.9% of our rental revenues for the year ended December 31, 2020 (based on base rent originally payable) across the portfolio, compared to average annual collections of over 99% prior to the pandemic. As previously mentioned, we have restructured certain leases and may restructure additional leases to provide temporary rent relief needed by certain customers. In 2020, we executed forbearance agreements with certain of our customers for an amount equal to approximately 1.8% of our 2020 base rent originally payable. After accounting for such agreements, we received or deferred 99.7% of our base rent originally payable for the year ended December 31, 2020 and 96.8% of base rent originally payable for the months of January and February in 2021. We are pleased with these collections given the pandemic’s significant impacts on the broader economy, thus reflecting the relatively defensive nature of our assets.

As of December 31, 2020, our financial position was strong with 37.1% leverage, or 36.6% leverage net of cash and cash equivalents, and $11.3 million of cash and cash equivalents as of December 31, 2020. In addition, our portfolio was 93.1% leased as of December 31, 2020 and is diversified across 57 properties totaling 11.9 million square feet across 25 geographic markets. Our properties contain a diverse roster of 453 commercial customers, large and small, and has an allocation based on fair value of real estate properties as determined by our NAV calculation of 29.4% office, 15.2% multi-family, 20.1% industrial and 35.3% retail which is primarily grocery-anchored.

We believe that our cash on-hand, anticipated net offering proceeds, proceeds from our line of credit, and other financing and disposition activities should be sufficient to meet our anticipated future acquisition, operating, debt service, distribution and redemption requirements.

Cash Flows. The following table summarizes our cash flows for the following periods:

	For the Year Ended December 31,
(in thousands)	2020	2019	2018
Total cash provided by (used in):
Operating activities	$41,128	$49,348	$67,516
Investing activities	(420,256)	(92,911)	(17,985)
Financing activities	293,080	134,307	(51,509)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(86,048)	$90,744	$(1,978)

2020 Cash Flows Compared to 2019 Cash Flows

Net cash provided by operating activities decreased by approximately $8.2 million for the year ended December 31, 2020, compared to the same period in 2019, primarily due to an increase in interest expense due to our increasing financing obligations resulting from our DST Program and an increase in advisory fees driven by net capital raise and litigation expenses paid in 2020. These were partially offset by lease termination payments received at our Venture Corporate Center office property during 2020.

Net cash used in investing activities increased by approximately $327.3 million for the year ended December 31, 2020, primarily due to (i) a decrease in net disposition proceeds of $314.3 million due to proceeds received in 2019 related to the sale of five office properties, two retail properties and two retail outparcels, as compared to the sale of one retail property and one retail outparcel in 2020; and (ii) cash paid to acquire a debt-related investment during 2020 of $45.5 million. These were partially offset by a decrease in real estate acquisition activity during 2020 of $39.1 million.

Net cash provided by financing activities increased by approximately $158.8 million for the year ended December 31, 2020, primarily due to an increase in our net borrowing activity driven by (i) proceeds received from the line of credit of $106.0 million in 2020, as compared to repayments of $131.0 million in 2019; and (ii) the repayment of a mortgage note in 2019 of $35.1 million, as compared to only $3.0 million in 2020. These drivers were partially offset by additional proceeds received in 2019 related to $112.0 million of borrowings under a mortgage note and our term loan.

2019 Cash Flows Compared to 2018 Cash Flows

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 5, 2020, which is incorporated herein by reference, for a comparison of our cash flows for the year ended December 31, 2019 and December 31, 2018.

Capital Resources and Uses of Liquidity

In addition to our cash and cash equivalents balances available, our capital resources and uses of liquidity are as follows:

Line of Credit and Term Loans. As of December 31, 2020, we had an aggregate of $975.0 million of commitments under our unsecured credit agreements, including $450.0 million under our line of credit and $525.0 million under our two term loans. As of that date, we had: (i) $106.0 million amounts outstanding under our line of credit; and (ii) $525.0 million outstanding under our term loans. The weighted-average effective interest rate across all of our unsecured borrowings is 2.98%, which includes the effect of the interest rate swap agreements related to $500.0 million in borrowings under our term loans.

The unused and available portions under our line of credit were $344.0 million and $208.0 million, respectively. Our $450.0 million line of credit matures in January 2023, and may be extended pursuant to two six-month extension options, subject to certain conditions, including the payment of extension fees. Our $325.0 million term loan matures in January 2024, with no extension option available. Our $200.0 million term loan matures in February 2022, and may be extended pursuant to two one-year extension options, subject to certain conditions, including the payment of an extension fee. Our line of credit borrowings are available for general corporate purposes, including but not limited to the refinancing of other debt, payment of redemptions, acquisition and operation of permitted investments. Refer to “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding our line of credit and term loans.

In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (“ARRC”), which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, certain of our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

LIBOR is expected to be phased out or modified by June 2023, and the writing of contracts using LIBOR is expected to stop by the end of 2021. As of December 31, 2020, our line of credit and term loans are our only indebtedness with initial or extended maturity dates beyond 2023 that have exposure to LIBOR. The agreements governing these loans provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2023 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

Mortgage Notes. As of December 31, 2020, we had property-level borrowings of approximately $337.5 million outstanding with a weighted-average remaining term of approximately 3.0 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 3.16%, which includes the effects of an interest rate swap agreement related to a $49.8 million variable-rate mortgage note. The proceeds from our mortgage notes were used to partially finance certain of our acquisitions. Refer to “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding the mortgage notes.

Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, our line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt or to pay distributions. We were in compliance with our debt covenants as of December 31, 2020.

Offering Proceeds. For the year ended December 31, 2020, the amount of aggregate gross proceeds raised from our public offerings (including shares issued pursuant to the distribution reinvestment plan) was $126.0 million ($118.4 million net of direct selling costs).

Distributions. To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We intend to continue to make distributions on a monthly basis.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	Amount							Source of Distributions Paid in Cash
	Declared						Total Cash
	per						Flows from	Cash Flows from
(in thousands, except per share	Common			Reinvested in		Total	Operating	Operating
data)	Share (1)	Paid in Cash (2)		Shares		Distributions	Activities	Activities		Borrowings
2020
March 31	$0.09375	$9,032	62.8%	$5,360	37.2%	$14,392	$7,455	$7,455	82.5%	$1,577	17.5%
June 30	0.09375	9,150	63.3	5,316	36.7	14,466	11,384	9,150	100.0	—	—
September 30	0.09375	9,074	63.2	5,282	36.8	14,356	10,008	9,074	100.0	—	—
December 31	0.09375	9,214	63.3	5,347	36.7	14,561	12,281	9,214	100.0	—	—
Total	$0.37500	$36,470	63.1%	$21,305	36.9%	$57,775	$41,128	$34,893	95.7%	$1,577	4.3%
2019
March 31	$0.09375	$8,442	62.8%	$4,997	37.2%	$13,439	$5,624	$5,624	66.6%	$2,818	33.4%
June 30	0.09375	8,615	62.5	5,180	37.5	13,795	14,819	8,615	100.0	—	—
September 30	0.09375	8,653	62.1	5,270	37.9	13,923	15,210	8,653	100.0	—	—
December 31	0.09375	8,808	62.5	5,294	37.5	14,102	13,695	8,808	100.0	—	—
Total	$0.37500	$34,518	62.5%	$20,741	37.5%	$55,259	$49,348	$31,700	91.8%	$2,818	8.2%

(1)	Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees. Distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis.
(2)	Includes other cash distributions consisting of: (i) distributions paid to OP Unit holders; and (ii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares. See “Note 10 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail regarding the ongoing distribution fees.

For the years ended December 31, 2020 and 2019, our FFO was $33.5 million, or 58.0% of our total distributions, and $50.2 million, or 90.8% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Additional Measures of Performance” above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income (loss) to FFO.

Redemptions. Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2020, 2019 and 2018. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except for per share data)	2020	2019	2018
Number of shares requested for redemption or repurchase	14,071	16,413	22,883
Number of shares redeemed or repurchased	14,071	16,413	22,883
% of shares requested that were redeemed or repurchased	100.0%	100.0%	100.0%
Average redemption or repurchase price per share	$7.50	$7.35	$7.47

For the years ended December 31, 2020 and 2019, we received and redeemed in full eligible redemption requests for an aggregate amount of approximately $105.6 million and $120.6 million, respectively, which we redeemed using cash flows from operating activities in excess of our distributions paid in cash, cash on hand, proceeds from our public offerings, proceeds from the disposition of properties, and borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: cash flows from operating activities in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings. In addition, refer to “Note 8 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for detail regarding our redemption activity relating to OP Units.

SUBSEQUENT EVENTS

We performed a review of events subsequent to the consolidated balance sheet date through the date the consolidated financial statements were issued and determined that there were no such events requiring recognition or disclosure in the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table summarizes future obligations, due by period, as of December 31, 2020, under our various contractual obligations and commitments:

	Less than			More than
(in thousands)	1 Year	1-3 Years	3-5 Years	5 Years	Total
Borrowings (1)(2)	$164,881	$394,311	$416,649	$75,533	$1,051,374
Future minimum lease payments related to the DST Program (3)	25,028	49,868	50,750	378,766	504,412
Total	$189,909	$444,179	$467,399	$454,299	$1,555,786

(1)	Includes principal and interest on our borrowings. See “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for more detail.
(2)	Includes a $127.0 million floating-rate mortgage note with a maturity date of January 2021. Subsequent to December 31, 2020, we exercised the second one-year extension option extending the final maturity date to January 2022.
(3)	The underlying interests of properties that are sold to investors pursuant to the DST Program are leased back by an indirect wholly-owned subsidiary of the Operating Partnership on a long-term basis of up to 20 years.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2020, we had no material off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

RECENTLY ISSUED ACCOUNTING STANDARDS

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”), which updates various codification topics to simplify the accounting guidance for certain financial instruments with characteristics of liabilities and equity, with a specific focus on convertible instruments and the derivative scope exception for contracts in an entity’s own equity. ASU 2020-06 is effective for annual and interim reporting periods beginning after December 15, 2021, with early adoption permitted for annual and interim reporting periods beginning after December 15, 2020. We adopted this standard as of the reporting period beginning January 1, 2021. The adoption did not have a material effect on our consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01 “Reference Rate Reform (Topic 848)” (“ASU 2021-01”) to refine the scope of ASU 2020-04 and clarify the guidance as part of FASB’s ongoing monitoring of global reference rate reform activities. The ASU extends the guidance to provide optional expedients and exceptions for applying GAAP to derivative contracts if certain criteria are met. The amendments only apply to derivative contracts that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2021-01 is effective for annual and interim reporting periods beginning after March 12, 2020, with early adoption permitted, through December 31, 2022. The expedients and exceptions do not apply to derivative contracts entered into after December 31, 2022. We adopted this standard immediately upon its issuance. The adoption did not have a material effect on our consolidated financial statements.

INFLATION

Increases in the costs of owning and operating our properties due to inflation could reduce our net operating income to the extent such increases are not paid or reimbursed by our customers. Substantially all of our commercial leases provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, most inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense reimbursement provisions or escalations. Our multi-family leases typically have initial terms of 12 months or less, which generally enables us to compensate for inflationary effects by adjusting rental rates on our multi-family leases.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.

Investment in Real Estate Properties

When we acquire a property, we allocate the purchase price of the acquisition based upon our assessment of the fair value of various components, including to land, building, land and building improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building, and land and building improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.

Impairment of Real Estate Properties

We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation value require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

●             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we often plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2020, our debt instruments consisted of borrowings under our line of credit, term loans and mortgage notes.

Fixed Interest Rate Debt. As of December 31, 2020, our fixed interest rate debt consisted of $210.5 million under our mortgage notes, which included a $49.8 million variable-rate mortgage note that we effectively fixed through the use of an interest rate swap until the designated cash flow hedge expires in July 2021; and $500.0 million of borrowings under our term loans that were effectively fixed through the use of interest rate swaps. In total, our fixed interest rate debt represented 73.4% of our total consolidated debt as of December 31, 2020. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2020, the fair value and the carrying value of our fixed interest rate debt, excluding the values of any associated hedges, was $706.5 million and $710.5 million, respectively. The fair value estimate of this debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2020. Given we generally expect to hold our fixed interest rate debt instruments to maturity or when they otherwise open up for prepayment at par, and the amounts due under such debt instruments should be limited to the outstanding principal balance and any accrued and unpaid interest at such time, we do not expect that the resulting change in fair value of our fixed interest rate debt instruments due to market fluctuations in interest rates, would have a significant impact on our operating cash flows.

Variable Interest Rate Debt. As of December 31, 2020, our consolidated variable interest rate debt consisted of $106.0 million of borrowings under our line of credit, $25.0 million of borrowings under our term loans, and $127.0 million under our mortgage notes, which represented 26.6% of our total consolidated debt. Interest rate changes on the variable portion of our variable-rate debt could impact our future earnings and cash flows, but would not necessarily affect the fair value of such debt. As of December 31, 2020, we were exposed to market risks related to fluctuations in interest rates on $258.0 million of consolidated borrowings. A hypothetical 25 basis points increase in the all-in rate on the outstanding balance of our variable interest rate debt as of December 31, 2020, would increase our annual interest expense by approximately $0.6 million.

Derivative Instruments. As of December 31, 2020, we had 15 outstanding derivative instruments with a total notional amount of $676.8 million. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate cap and swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these caps or swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed or capped through the use of the swaps or caps, respectively.

●             CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Black Creek Diversified Property Fund Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Black Creek Diversified Property Fund Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the estimated fair value of certain acquired tangible and intangible assets and liabilities in an asset acquisition

As described in Note 3, the Company acquired $377.6 million of real estate properties during 2020 that were accounted for as acquisition of assets. The purchase price in an asset acquisition is allocated among the individual components of both the tangible assets and intangible assets and liabilities acquired based on their relative fair values. A portion of the fair value of each property is allocated to land as determined using comparable land sales. A portion of the fair value of the property is allocated to building and building improvements based on its “as-if” vacant fair value. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include avoided lost rent, leasing commissions, tenant improvements, legal, and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities are determined by comparing the in-place leases to estimated fair market rental rates at the acquisition date.

We identified the evaluation of the estimated fair value of certain acquired tangible and intangible assets and liabilities in an asset acquisition, as a critical audit matter. These include land, buildings, in-place lease intangibles, including the above or below market rent component of in-place lease intangibles. Specifically, subjective auditor judgment was required to evaluate the assumptions used in the Company’s determination of the estimated fair value, which included comparable land sales, estimated replacement cost of the building, market rental rates, market rental growth rates, market leasing commissions, and discount rate.

The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company’s estimated fair value of land, replacement cost of the building, market rental rates, market rental growth rates, market leasing commissions, and discount rate by comparing the Company’s estimates to our independently developed ranges of comparable land sales, estimated replacement cost of the building, market rental rates, market growth rates, market leasing commissions, and discount rates.

Assessment of the expected hold periods for investments in real estate properties

As described in Note 3, the Company had $1,954.6 million of net investment in real estate properties as of December 31, 2020. The Company evaluates properties for impairment whenever events or changes in circumstances, including shortening the expected hold periods of such properties, indicate that the carrying amount of an asset may not be recoverable.

We identified the assessment of the expected hold periods for investments in real estate properties as a critical audit matter. A high degree of subjective auditor judgment is required in assessing the events or changes in circumstances used by the Company to evaluate the expected hold periods for investments in real estate assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the Company’s hold periods by inquiring of management, considering the current economic environment, reading minutes of the meetings of the Company’s Board of Directors, and analyzing documents prepared by the Company regarding proposed real estate transactions and potential triggering events. We inquired of management and inspected documentation from the Company regarding the status and evaluation of any potential disposal of properties, which we corroborated with others in the organization who are responsible for, and have authority over, disposition activities.

/s/ KPMG LLP

We have served as the Company’s auditor since 2005.

Denver, Colorado

March 5, 2021

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except per share data)	2020	2019
ASSETS
Net investment in real estate properties	$1,954,573	$1,612,632
Debt-related investments, net	49,628	2,575
Cash and cash equivalents	11,266	97,772
Restricted cash	10,468	10,010
DST Program Loans	45,229	19,404
Other assets	40,396	35,872
Total assets	$2,111,560	$1,778,265
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued expenses	$40,371	$35,226
Debt, net	965,305	846,567
Intangible lease liabilities, net	40,457	43,503
Financing obligations, net	502,533	258,814
Other liabilities	61,205	43,867
Total liabilities	1,609,871	1,227,977
Commitments and contingencies (Note 14)
Redeemable noncontrolling interest	3,798	—
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value—200,000 shares authorized, none issued and outstanding	—	—
Class E common stock, $0.01 par value—500,000 shares authorized, 60,873 shares and 66,804 shares issued and outstanding, respectively	609	668
Class T common stock, $0.01 par value—500,000 shares authorized, 9,831 shares and 5,852 shares issued and outstanding, respectively	98	59
Class S common stock, $0.01 par value—500,000 shares authorized, 23,516 shares and 20,593 shares issued and outstanding, respectively	235	206
Class D common stock, $0.01 par value—500,000 shares authorized, 4,098 shares and 3,499 shares issued and outstanding, respectively	41	35
Class I common stock, $0.01 par value—500,000 shares authorized, 44,723 shares and 43,732 shares issued and outstanding, respectively	447	437
Additional paid-in capital	1,269,146	1,257,147
Distributions in excess of earnings	(841,496)	(775,259)
Accumulated other comprehensive loss	(27,431)	(14,662)
Total stockholders’ equity	401,649	468,631
Noncontrolling interests	96,242	81,657
Total equity	497,891	550,288
Total liabilities and equity	$2,111,560	$1,778,265

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands, except per share data)	2020	2019	2018
Revenues:
Rental revenues	$184,245	$184,441	$189,631
Debt-related income	2,347	227	694
Total revenues	186,592	184,668	190,325
Operating expenses:
Rental expenses	62,378	61,060	61,667
Real estate-related depreciation and amortization	62,923	57,342	57,866
General and administrative expenses	8,656	8,985	8,817
Advisory fees, related party	21,819	17,413	14,149
Litigation expense	2,500	—	—
Impairment of real estate property	—	113	14,648
Total operating expenses	158,276	144,913	157,147
Other expenses (income):
Interest expense	58,747	48,170	48,358
Gain on sale of real estate property	(13,335)	(160,537)	(14,093)
Gain on extinguishment of debt and financing commitments, net	—	(1,002)	—
Other (expenses) income	(1,037)	(153)	251
Total other expenses (income)	44,375	(113,522)	34,516
Net (loss) income	(16,059)	153,277	(1,338)
Net loss attributable to redeemable noncontrolling interests	54	—	—
Net loss (income) attributable to noncontrolling interests	1,091	(10,726)	101
Net (loss) income attributable to common stockholders	$(14,914)	$142,551	$(1,237)
Weighted-average shares outstanding—basic	142,268	136,925	128,740
Weighted-average shares outstanding—diluted	154,052	147,316	139,674
Net (loss) income attributable to common stockholders per common share—basic and diluted	$(0.10)	$1.04	$(0.01)

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
(in thousands)	2020	2019	2018
Net (loss) income	$(16,059)	$153,277	$(1,338)
Net unrealized loss from available-for-sale securities	—	(100)	(100)
Change from cash flow hedging derivatives	(13,842)	(16,315)	1,303
Comprehensive (loss) income	(29,901)	136,862	(135)
Comprehensive loss attributable to redeemable noncontrolling interests	99	—	—
Comprehensive loss (income) attributable to noncontrolling interests	2,119	(9,495)	116
Comprehensive (loss) income attributable to common stockholders	$(27,683)	$127,367	$(19)

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Stockholders’ Equity
					Accumulated
			Additional	Distributions	Other
	Common Stock		Paid-in	in Excess of	Comprehensive	Noncontrolling	Total
(in thousands)	Shares	Amount	Capital	Earnings	Income (Loss)	Interests	Equity
Balance as of December 31, 2017	132,466	$1,325	$1,224,061	$(818,608)	$(909)	$86,857	$492,726
Adoption of ASU 2017-12	—	—	—	(213)	213	—	—
Adjusted balance as of January 1, 2018	132,466	1,325	1,224,061	(818,821)	(696)	86,857	492,726
Net loss	—	—	—	(1,237)	—	(101)	(1,338)
Net unrealized gain from available-for-sale securities	—	—	—	—	(100)	—	(100)
Unrealized gain from derivative instruments	—	—	—	—	1,318	(15)	1,303
Issuance of common stock, net of offering costs	21,227	212	146,356	—	—	—	146,568
Share-based compensation, net of forfeitures	42	—	(85)	—	—	—	(85)
Redemptions of common stock	(22,883)	(228)	(170,705)	—	—	—	(170,933)
Amortization of share-based compensation	—	—	918	—	—	—	918
Distributions declared on common stock and noncontrolling interests, net of distribution fees	—	—	—	(47,791)	—	(4,196)	(51,987)
Redemptions of noncontrolling interests	—	—	(809)	—	—	(5,250)	(6,059)
Balance as of December 31, 2018	130,852	$1,309	$1,199,736	$(867,849)	$522	$77,295	$411,013
Net income	—	—	—	142,551	—	10,726	153,277
Net unrealized loss from available-for-sale securities	—	—	—	—	(100)	—	(100)
Unrealized loss from derivative instruments	—	—	—	—	(15,084)	(1,231)	(16,315)
Issuance of common stock, net of offering costs	25,955	260	177,519	—	—	—	177,779
Share-based compensation, net of forfeitures	86	1	636	—	—	—	637
Redemptions of common stock	(16,413)	(165)	(120,415)	—	—	—	(120,580)
Amortization of share-based compensation	—	—	(111)	—	—	—	(111)
Distributions declared on common stock and noncontrolling interests, net of distribution fees	—	—	—	(49,961)	—	(3,913)	(53,874)
Redemptions of noncontrolling interests	—	—	(218)	—	—	(1,220)	(1,438)
Balance as of December 31, 2019	140,480	$1,405	$1,257,147	$(775,259)	$(14,662)	$81,657	$550,288
Net loss (excluding $54 attributable to redeemable noncontrolling interest)	—	—	—	(14,914)	—	(1,091)	(16,005)
Unrealized loss from derivative instruments (excluding $45 attributable to redeemable noncontrolling interest)	—	—	—	—	(12,769)	(1,028)	(13,797)
Issuance of common stock, net of offering costs	16,612	166	118,207	—	—	—	118,373
Share-based compensation, net of forfeitures	20	—	150	—	—	—	150
Redemptions of common stock	(14,071)	(141)	(105,447)	—	—	—	(105,588)
Amortization of share-based compensation	—	—	110	—	—	` —	110
Issuances of OP Units for DST Interests	—	—	—	—	—	28,266	28,266
Distributions declared on common stock and noncontrolling interests, net of distribution fees	—	—	—	(51,323)	—	(4,241)	(55,564)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	(310)	—	—	—	(310)
Redemptions of noncontrolling interests	—	—	(711)	—	—	(7,321)	(8,032)
Balance as of December 31, 2020	143,041	$1,430	$1,269,146	$(841,496)	$(27,431)	$96,242	$497,891

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2020	2019	2018
Operating activities:
Net (loss) income	$(16,059)	$153,277	$(1,338)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Real estate-related depreciation and amortization	62,923	57,342	57,866
Straight-line rent and amortization of above- and below-market leases	(8,703)	(11,026)	(18,220)
Gain on sale of real estate property	(13,335)	(160,537)	(14,093)
Lease termination fee	—	—	16,221
Impairment of real estate property	—	113	14,648
Gain on extinguishment of debt and financing commitments, net	—	(1,002)	—
Other	11,973	7,783	7,842
Changes in operating assets and liabilities	4,329	3,398	4,590
Net cash provided by operating activities	41,128	49,348	67,516
Investing activities:
Real estate acquisitions	(357,815)	(396,901)	(55,431)
Capital expenditures	(41,092)	(45,217)	(39,073)
Proceeds from disposition of real estate property	27,372	341,677	77,650
Principal collections on debt-related investments	173	8,104	438
Investment in debt related investments	(45,539)	—	—
Other	(3,355)	(574)	(1,569)
Net cash used in investing activities	(420,256)	(92,911)	(17,985)
Financing activities:
Proceeds from mortgage notes	—	62,000	—
Repayments of mortgage notes	(3,036)	(35,075)	(2,361)
Net proceeds from (repayments of) line of credit	106,000	(131,000)	(11,000)
Proceeds from term loan	—	50,000	—
Redemptions of common stock	(105,588)	(120,580)	(170,933)
Distributions on common stock	(30,010)	(29,117)	(28,737)
Proceeds from issuance of common stock	104,703	172,309	141,092
Proceeds from financing obligations	251,671	194,778	42,496
Offering costs for issuance of common stock and private placements	(9,635)	(12,186)	(8,763)
Distributions to noncontrolling interest holders	(4,335)	(3,913)	(4,207)
Redemption of OP Unit holder interests	(8,032)	(1,438)	(6,057)
Other	(8,658)	(11,471)	(3,039)
Net cash provided by (used in) financing activities	293,080	134,307	(51,509)
Net (decrease) increase in cash, cash equivalents and restricted cash	(86,048)	90,744	(1,978)
Cash, cash equivalents and restricted cash, at beginning of period	107,782	17,038	19,016
Cash, cash equivalents and restricted cash, at end of period	$21,734	$107,782	$17,038

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Unless the context otherwise requires, the “Company”, “we,” “our” or “us” refers to Black Creek Diversified Property Fund Inc. and its consolidated subsidiaries.

Black Creek Diversified Property Fund Inc. is a Maryland corporation formed on April 11, 2005. We are primarily focused on investing in and operating a diverse portfolio of real property. Although we generally target investments in four primary property categories (office, retail, multi-family, and industrial), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities. As of December 31, 2020, our real property portfolio consisted of 57 properties, which includes nine properties that are part of the DST Program, as defined in “Note 5.” We operate four reportable segments: retail, office, multi-family, and industrial. As used herein, the term “commercial” refers to our office, retail and industrial properties or customers, as applicable. See “Note 15” for information regarding the financial results by segment.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through an operating partnership, Black Creek Diversified Operating Partnership LP (the “Operating Partnership”), of which we are the sole general partner and a limited partner.

We are currently offering shares pursuant to this public offering and intend to operate as a perpetual-life REIT, which means that we intend to offer shares continuously through our ongoing primary offerings and our distribution reinvestment plan. See “Note 8” for detail regarding our public offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Basis of Consolidation

The consolidated financial statements include the accounts of Black Creek Diversified Property Fund Inc., the Operating Partnership, their wholly-owned subsidiaries, including a taxable REIT subsidiary, and their consolidated joint ventures, as well as amounts related to noncontrolling interests. See “Noncontrolling Interests” below for further detail concerning the accounting policies regarding noncontrolling interests. All material intercompany accounts and transactions have been eliminated.

The Operating Partnership meets the criteria of a variable interest entity (“VIE”) as the Operating Partnership’s limited partners do not have the right to remove the general partner and do not have substantive participating rights in the operations of the Operating Partnership. Pursuant to the operating partnership agreement, we are the primary beneficiary of the Operating Partnership as we have the obligation to absorb losses and receive benefits, and the power to control substantially all of the activities which most significantly impact the economic performance of the Operating Partnership. As such, the Operating Partnership continues to be consolidated within our consolidated financial statements.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.

Reclassifications

Certain items in our consolidated statements of cash flows for 2018 were reclassified to conform to the 2019 presentation. Straight-line rent and amortization of above- and below-market leases were reclassified from previous line items within operating activities to be shown separately on one line item on the consolidated statements of cash flows.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon either a business or asset acquisition, the purchase price of a property is allocated to land, building, and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”

If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. See “Note 3” for additional information regarding debt assumed in connection with our 2020 acquisitions. No debt was assumed in connection with our 2019 acquisitions. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as “held for sale” on the consolidated balance sheets when certain criteria are met.

The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date. During the years ended December 31, 2020, 2019 and 2018, we recorded $2.6 million, $2.0 million and $0.5 million, respectively, related to write-offs of unamortized intangible lease assets and liabilities due to early lease terminations.

Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of our real estate assets are capitalized as incurred. These costs include capitalized interest, insurance, real estate taxes and certain general and administrative expenses if such costs are incremental and identifiable to a specific activity to prepare the real estate asset for its intended use. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as describe in the following table:

Land	Not depreciated
Building	40 years
Building and land improvements	10-40 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible in-place lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. There were no impairment charges during the year ended December 31, 2020. Refer to “Note 3” for detail regarding the non-cash impairment charges recorded during the years ended December 31, 2019 and 2018.

Debt-Related Investments

Debt-related investments are considered to be held for investment, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments unless such loans or investments are deemed to be impaired.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, such as money market mutual funds or certificates of deposit. We may have bank balances in excess of federally insured amounts; however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk.

Restricted Cash

Restricted cash consists primarily of lender and property-related escrow accounts.

Derivative Instruments

We record our derivative instruments at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. Our interest rate swap derivative instruments are designated as cash flow hedges and are used to hedge exposure to variability in expected future interest payments. The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt. Our interest rate cap derivative instruments are not designated as hedges and therefore, changes in fair value must be recognized through income. We do not use derivative instruments for trading or speculative purposes.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long-term financing, including costs associated with financing obligations. These fees and costs are amortized to interest expense over the expected terms of the related credit facilities. Unamortized deferred financing costs are written off if debt is retired before its expected maturity date. Accumulated amortization of deferred financing costs was approximately $13.9 million and $9.1 million as of December 31, 2020 and 2019, respectively. Our interest expense for the years ended December 31, 2020, 2019 and 2018 included $10.0 million, $6.9 million and $4.1 million, respectively, of amortization of financing costs.

Distribution Fees

Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T, Class S and Class D shares. As of the balance sheet date, we accrue for: (i) the monthly amount payable, and (ii) the estimated amount of distribution fees that we may pay in future periods. The accrued distribution fees are reflected in additional paid-in capital in stockholders’ equity. See “Note 10” for additional information regarding when distribution fees become payable.

Noncontrolling Interests

Due to our control of the Operating Partnership through our sole general partner interest and our limited partner interest, we consolidate the Operating Partnership. The remaining limited partner interests in the Operating Partnership are owned by third-party investors and are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity.

Redeemable Noncontrolling Interest

Black Creek Diversified Property Advisors Group LLC (the “Sponsor”) holds, either directly or indirectly, partnership units in the Operating Partnership (“OP Units”), which were issued as payment of the performance component of the advisory fee pursuant to the advisory agreement (the “Advisory Agreement”) by and among us, the Operating Partnership and Black Creek Diversified Property Advisors LLC (the “Advisor”). The Company has classified these OP Units as redeemable noncontrolling interest in mezzanine equity on the consolidated balance sheets due to the fact that, as defined in the operating partnership agreement, the Sponsor has the ability to transfer or redeem its OP units at the election of the Sponsor. The redeemable noncontrolling interest is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP units at the end of each measurement period.

Revenue Recognition

When a lease is entered into, we first determine if the collectability from the customer is probable. If the collectability is not probable, we recognize revenue when the payment has been received. If the collectability is determined to be probable, we record rental revenue on a straight-line basis over the full lease term. Certain properties have leases that offer the customer a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, we record receivables from customers for rent that we expect to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. We analyze accounts receivable by considering customer creditworthiness, current economic trends, including the impact of the outbreak of the current novel coronavirus (COVID-19) pandemic on customers’ businesses, and customers’ ability to make payments on time and in full when evaluating the adequacy of the allowance for doubtful accounts receivable. As of December 31, 2020, the impact of COVID-19 on customer collectability has been minimal and has not had a material impact on the consolidated financial statements. We evaluate collectability from our customers on an ongoing basis. If the assessment of collectability changes during the lease term, any difference between the revenue that would have been recognized under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to rental revenues. When we acquire a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation. As of December 31, 2020 and 2019, our allowance for doubtful accounts was approximately $1.1 million and $0.8 million, respectively. These amounts are included in our other assets on the consolidated balance sheets.

In connection with property acquisitions, we may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.

We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.

Upon disposition of a real estate asset, we will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.

Income Taxes

We elected under the Internal Revenue Code of 1986, as amended, to be taxed as a REIT beginning with the tax year ended December 31, 2006. As a REIT, we generally are not subject to U.S. federal income taxes on net income we distribute to our stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and federal income and excise taxes on our undistributed income.

Net Income (Loss) Per Share

Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of OP Units. See “Note 11” for additional information regarding net income (loss) per share.

Fair Value Measurements

Fair value measurements are determined based on assumptions that market participants would use in pricing of assets or estimating liabilities. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

●	Quoted prices for similar assets/liabilities in active markets;
●	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
●	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
●	Inputs that are derived principally from or corroborated by other observable market data.

Level 3—Unobservable inputs that cannot be corroborated by observable market data.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. We believe this risk is mitigated by investing our cash with high-credit quality financial institutions.

As our revenues predominately consist of rental payments, we are dependent on our customers for our source of revenues. Concentration of credit risk arises when our source of revenue is highly concentrated from certain of our customers. As of December 31, 2020, no customers represented more than 10.0% of our total annualized base rent.

Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)” (“ASU 2016-13”), which introduces a new model for recognizing credit losses for certain financial instruments, including loans, accounts receivable and debt securities. The new model requires an estimate of expected credit losses over the life of exposure to be recorded through the establishment of an allowance account, which is presented as an offset to the related financial asset. The expected credit loss is recorded upon the initial recognition of the financial asset. We adopted this standard when it became effective for us, as of the reporting period beginning January 1, 2020. The adoption did not have a material effect on our consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses” (“ASU 2018-19”), which clarifies the scope of the guidance in the amendments in ASU 2016-13. We adopted this standard when it became effective for us, as of the reporting period beginning January 1, 2020. The adoption did not have a material effect on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03, “Codification Improvements to Financial Instruments” (“ASU 2020-03”), which updates various codification topics related to financial instruments by clarifying or improving the disclosure requirements to align with the SEC’s regulations. We adopted this standard immediately upon its issuance. The adoption did not have a material effect on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848)” (“ASU 2020-04”), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments only apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for annual and interim reporting periods beginning after March 12, 2020, with early adoption permitted, through December 31, 2022. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into after December 31, 2022. We adopted this standard immediately upon its issuance. The adoption did not have a material effect on the Company’s consolidated financial statements.

In April 2020, the FASB issued a Staff Question-and-Answer document to clarify whether lease concessions related to the effects of COVID-19 require the application of lease modification guidance under ASU 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which we adopted on January 1, 2019. The guidance did not have a material effect on the Company’s consolidated financial statements. However, its future impact to the Company is dependent upon the extent of lease concessions granted to customers as a result of the COVID-19 pandemic in future periods and the elections made by the Company at the time of entering such concessions. It is not possible at this time to accurately project the nature or extent of any such possible future concessions.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”), which updates various codification topics to simplify the accounting guidance for certain financial instruments with characteristics of liabilities and equity, with a specific focus on convertible instruments and the derivative scope exception for contracts in an entity’s own equity. ASU 2020-06 is effective for annual and interim reporting periods beginning after December 15, 2021, with early adoption permitted for annual and interim reporting periods beginning after December 15, 2020. We adopted this standard as of the reporting period beginning January 1, 2021. The adoption did not have a material effect on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements” (“ASU 2020-10”), which updates various codification topics by clarifying or improving disclosure requirements to align with the SEC’s regulations. We adopted this standard immediately upon its issuance. The adoption did not have a material effect on our consolidated financial statements.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”), which updates various codification topics to simplify the accounting guidance for certain financial instruments with characteristics of liabilities and equity, with a specific focus on convertible instruments and the derivative scope exception for contracts in an entity’s own equity. ASU 2020-06 is effective for annual and interim reporting periods beginning after December 15, 2021, with early adoption permitted for annual and interim reporting periods beginning after December 15, 2020. We adopted this standard as of the reporting period beginning January 1, 2021. The adoption did not have a material effect on our consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01 “Reference Rate Reform (Topic 848)” (“ASU 2021-01”) to refine the scope of ASU 2020-04 and clarify the guidance as part of FASB’s ongoing monitoring of global reference rate reform activities. The ASU extends the guidance to provide optional expedients and exceptions for applying GAAP to derivative contracts if certain criteria are met. The amendments only apply to derivative contracts that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2021-01 is effective for annual and interim reporting periods beginning after March 12, 2020, with early adoption permitted, through December 31, 2022. The expedients and exceptions do not apply to derivative contracts entered into after December 31, 2022. We adopted this standard immediately upon its issuance. The adoption did not have a material effect on our consolidated financial statements.

3. INVESTMENTS IN REAL ESTATE PROPERTIES

The following table summarizes our consolidated investments in real estate properties:

	As of December 31,
(in thousands)	2020	2019
Land	$476,442	$418,037
Buildings and improvements	1,689,474	1,375,192
Intangible lease assets	289,762	264,121
Investment in real estate properties	2,455,678	2,057,350
Accumulated depreciation and amortization	(501,105)	(444,718)
Net investment in real estate properties	$1,954,573	$1,612,632

Acquisitions

During the years ended December 31, 2020 and 2019, we acquired 100% of the following properties, all of which were determined to be asset acquisitions:

($ in thousands)	Property Type	Acquisition Date	Total Purchase Price (1)
2020 Acquisitions:
Village at Lee Branch	Retail	1/29/2020	$41,665
Railhead DC (2)	Industrial	2/4/2020	19,295
Tri-County DC II B	Industrial	2/14/2020	2,884
Sterling IC	Industrial	3/25/2020	5,118
Clayton Commerce Center	Industrial	6/26/2020	59,289
Bay Area Commerce Center	Industrial	8/27/2020	48,807
Air Tech (3)	Industrial	10/16/2020	18,709
East Columbia IC	Industrial	12/2/2020	14,914
Plainfield LC	Industrial	12/16/2020	19,428
395 LC	Industrial	12/21/2020	68,270
The Palms	Multi-family	11/3/2020	79,212
Total 2020 acquisitions			$377,591
2019 Acquisitions:
Tri-County Distribution Center	Industrial	2/13/2019	$20,729
Florence Logistics Center	Industrial	5/14/2019	18,629
World Connect Logistics Center	Industrial	9/27/2019	43,971
Tri-County DC II A	Industrial	10/1/2019	9,821
Aurora DC	Industrial	12/13/2019	8,548
The Daley	Multi-family	7/2/2019	95,305
Juno Winter Park	Multi-family	7/9/2019	84,549
Perimeter	Multi-family	12/19/2019	117,170
Total 2019 acquisitions			$398,722

(1)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value.
(2)	Includes debt assumed at fair value as of the acquisition date of $9.8 million, with a principal amount of $9.2 million.
(3)	Includes debt assumed at fair value as of the acquisition date of $3.6 million, with a principal amount of $3.4 million.

During the years ended December 31, 2020 and 2019, we allocated the purchase price of our acquisitions to land, building and intangible lease assets and liabilities as follows:

	As of December 31,
($ in thousands)	2020	2019
Land	$64,517	$53,756
Building	287,762	328,928
Intangible lease assets	26,144	16,480
Above-market lease assets	2,102	265
Below-market lease liabilities	(2,934)	(707)
Total purchase price (1)	$377,591	$398,722

(1)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value.

The weighted-average amortization period for the intangible lease assets and liabilities acquired in connection with our acquisitions during the years ended December 31, 2020 and 2019, as of the respective date of each acquisition, were 9.2 years and 5.4 years, respectively.

Dispositions

During the year ended December 31, 2020, we sold one retail property and one retail outparcel for net proceeds of approximately $27.4 million. We recorded a net gain on sale of approximately $13.3 million.

During the year ended December 31, 2019, we sold five office properties, two retail properties, and two outparcels for net proceeds of approximately $341.7 million, which is net of the property-related debt repayment described in Note 4. We recorded a net gain on sale of approximately $160.5 million.

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities as of December 31, 2020 and 2019 include the following:

	As of December 31, 2020			As of December 31, 2019
		Accumulated			Accumulated
(in thousands)	Gross	Amortization	Net	Gross	Amortization	Net
Intangible lease assets	$266,242	$(214,055)	$52,187	$242,704	$(200,623)	$42,081
Above-market lease assets	23,520	(21,216)	2,304	21,417	(20,859)	558
Below-market lease liabilities	(79,891)	39,434	(40,457)	(80,002)	36,499	(43,503)

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2020, for the next five years and thereafter:

	As of December 31, 2020
(in thousands)	2021	2022	2023	2024	2025	Thereafter	Total
Intangible lease assets	$11,845	$9,343	$7,621	$6,034	$5,080	$12,264	$52,187
Above-market lease assets	355	342	328	305	256	718	2,304
Below-market lease liabilities	(2,898)	(2,788)	(2,651)	(2,482)	(2,447)	(27,191)	(40,457)

Rental Revenue Adjustments and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2020	2019	2018
Increase (decrease) to rental revenue:
Straight-line rent adjustments (1)	$5,539	$7,776	$14,508
Above-market lease amortization	(357)	(792)	(1,096)
Below-market lease amortization	3,521	4,042	4,808
Real estate-related depreciation and amortization:
Depreciation expense	$47,629	$40,824	$38,091
Intangible lease asset amortization	15,294	16,518	19,775

(1)	The straight-line rent adjustment amount for the years ended December 31, 2019 and 2018 included $6.1 million and $10.1 million, respectively, related to early lease termination payments that were recognized to rental revenues on a straight-line basis over the remaining term of the respective lease.

Future Minimum Rentals

Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our commercial customers under the terms of non-cancelable operating and ground leases in effect as of December 31, 2020, excluding rental revenues from the potential renewal or replacement of existing leases, were as follows for the next five years and thereafter:

As of December 31,
(in thousands)	2020
Year 1	$122,849
Year 2	114,326
Year 3	103,878
Year 4	86,626
Year 5	71,606
Thereafter	229,768
Total	$729,053

Leases for our multi-family customers are generally 12 months or less and are therefore excluded from the table above.

Real Estate Property Impairment

There were no impairment charges recorded during the year ended December 31, 2020.

During the year ended December 31, 2019, we recorded an incremental impairment of $0.1 million due to additional costs incurred which related to the retail property located in the Holbrook, Massachusetts market that had been previously impaired during 2018, which is described below.

During the year ended December 31, 2018, we recorded a $1.2 million non-cash impairment charge related to a consolidated retail property located in the Greater Boston market. Prior to the disposition, we reevaluated the fair value of the property and determined that the net book value of the property exceeded the respective contract sales price less costs to sell the property, resulting in the impairment. The property was disposed of in December 2018. Also during the year ended December 31, 2018, we recorded a total of $13.4 million of non-cash impairment charges related to two retail properties, one located in the Jacksonville, Florida market, which was disposed of in October 2018, and one located in the Holbrook, Massachusetts market, which was disposed of in August 2019. The impairment was a result of shortened hold periods based on the consideration of potential disposition options for these properties. Both ultimately resulted in the reduction of our estimated future cash flows below our net book value.

We have determined that our impairments are non-recurring fair value measurements that fall within Level 3 of the fair value hierarchy. See “Note 2” for further discussion of the fair value hierarchy.

4. DEBT

Our debt is currently comprised of borrowings under our line of credit, term loans and mortgage notes. Borrowings under our non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. Two of our mortgage notes are currently partial recourse to us, for which we provide the following limited guaranties: $4.1 million and $0.3 million that are each guaranteed until we meet certain lender-specified thresholds at the respective collateralized property. Other than these limited guarantees, the assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our debt and obligations, unless we first satisfy the mortgages note payable on the respective underlying properties. A summary of our debt is as follows:

	Weighted-Average
	Effective Interest Rate as of			Balance as of
	December 31,	December 31,		December 31,	December 31,
($ in thousands)	2020	2019	Current Maturity Date	2020	2019
Line of credit (1)	1.54%	3.16%	January 2023	$106,000	$—
Term loan (2)	3.27	3.04	January 2024	325,000	325,000
Term loan (3)	3.29	3.29	February 2022	200,000	200,000
Fixed-rate mortgage notes (4)	3.55	3.52	September 2021 - December 2029	210,544	200,857
Floating-rate mortgage note (5)	2.50	4.01	January 2021	127,000	127,000
Total principal amount / weighted-average (6)	3.04%	3.36%		$968,544	$852,857
Less: unamortized debt issuance costs				$(4,083)	$(6,535)
Add: mark-to-market adjustment on assumed debt				844	245
Total debt, net				$965,305	$846,567
Gross book value of properties encumbered by debt				$584,637	$535,196

(1)	The effective interest rate is calculated based on the London Interbank Offered Rate (“LIBOR”), plus a margin ranging from 1.30% to 2.10%, depending on our consolidated leverage ratio. As of December 31, 2020, the unused and available portions under the line of credit were approximately $344.0 million and $208.0 million, respectively. The line of credit is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.
(2)	The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on our consolidated leverage ratio. Total commitments for this term loan are $325.0 million. There are no amounts unused or available under this term loan as of December 31, 2020. The weighted-average interest rate is the all-in interest rate, including the effects of interest rate swap agreements relating to approximately $300.0 million in borrowings under this term loan.
(3)	The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on our consolidated leverage ratio. Total commitments for this term loan are $200.0 million. There are no amounts unused or available under this term loan as of December 31, 2020. The weighted-average interest rate is the all-in interest rate and is fixed through interest swap agreements.
(4)	The amount outstanding as of December 31, 2020 includes a $49.8 million floating-rate mortgage note that is subject to an interest rate spread of 1.65% over one-month LIBOR, which we have effectively fixed using an interest rate swap at 2.85% until the designated cash flow hedge expires in July 2021. This mortgage note matures in August 2023.
(5)	The effective interest rate is calculated based on LIBOR plus a margin. As of December 31, 2020 and 2019, our floating-rate mortgage note was subject to a weighted-average interest rate spread of 2.25% and 2.25%, respectively. Subsequent to December 31, 2020, we exercised the second one-year extension option extending the final maturity date to January 2022.

(6)	The weighted-average remaining term of our borrowings was approximately 2.5 years as of December 31, 2020, excluding the impact of certain extension options.

As of December 31, 2020, the principal payments due on our outstanding debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit	Term Loans	Mortgage Notes	Total
2021 (1)	$—	$—	$138,973	$138,973
2022 (2)	—	200,000	2,865	202,865
2023 (3)	106,000	—	48,889	154,889
2024	—	325,000	2,266	327,266
2025	—	—	72,360	72,360
Thereafter	—	—	72,191	72,191
Total principal payments	$106,000	$525,000	$337,544	$968,544

(1)	Includes a $127.0 million floating-rate mortgage note with a maturity date of January 2021. Subsequent to December 31, 2020, we exercised the second one-year extension option extending the final maturity date to January 2022.
(2)	The term of this term loan may be extended pursuant to two one-year extension options, subject to certain conditions.
(3)	The term of the line of credit may be extended pursuant to two six-month extension options, subject to certain conditions.

In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee ("ARRC"), which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

LIBOR is expected to be phased out or modified by June 2023, and the writing of contracts using LIBOR is expected to stop by the end of 2021. As of December 31, 2020, our line of credit and our term loans are our only indebtedness with initial or extended maturity dates beyond 2023 that have exposure to LIBOR. The agreements governing the line of credit and term loans provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2023 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

Debt Covenants

Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate-level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with our debt covenants as of December 31, 2020.

Derivative Instruments

To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Interest rate caps are not designated as hedges. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have on-going exposure to interest rate movements.

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss is recorded as a component of accumulated other comprehensive income (loss) (“AOCI”) on the consolidated balance sheets and is reclassified into earnings as interest expense for the same period that the hedged transaction affects earnings, which is when the interest expense is recognized on the related debt.  During the next 12 months, we estimate that approximately $10.0 million will be reclassified as an increase to interest expense related to active effective hedges of existing floating-rate debt, and we estimate that approximately $0.1 million will be reclassified as an increase to interest expense related to terminated hedges where the likelihood of the originally hedged interest payments remains probable.

The following table summarizes the location and fair value of our derivative instruments on our consolidated balance sheets:

	Number of		Fair Value
($ in thousands)	Contracts	Notional Amount	Other Assets	Other Liabilities
As of December 31, 2020
Interest rate swaps	14	$549,849	$—	$26,916
Interest rate caps	1	127,000	—	—
Total derivative instruments	15	$676,849	$—	$26,916
As of December 31, 2019
Interest rate swaps (1)	14	$601,005	$288	$13,308
Interest rate caps	1	146,600	—	—
Total derivative instruments	15	$747,605	$288	$13,308

(1)	Includes four interest rate swaps with a combined notional amount of $200.0 million that became effective in January 2020 and three interest rate swaps with a combined notional of $150.0 million that expired in January 2020.

The following table presents the effect of our derivative instruments on our consolidated financial statements:

	For the Year Ended December 31,
(in thousands)	2020	2019	2018
Derivative instruments designated as cash flow hedges:
(Loss) gain recognized in AOCI	$(21,589)	$(13,341)	$317
Amount reclassified from AOCI into interest expense	7,747	(1,600)	986
Gain reclassified from AOCI due to hedged transactions becoming probable of not occurring	—	(1,374)	—
Total interest expense presented in the condensed consolidated statements of operations in which the effects of cash flow hedges are recorded	58,747	48,170	48,358
Derivative instruments not designated as cash flow hedges:
(Loss) gain recognized in income	$(13)	$(25)	$49

5. DST PROGRAM

We have a program to raise capital through private placement offerings by selling beneficial interests in specific Delaware statutory trusts holding real properties (the “DST Program”). Under the DST Program, each private placement offers interests in one or more real properties placed into one or more Delaware statutory trust(s) by the Operating Partnership or its affiliates (“DST Properties”). DST Properties may be sourced from properties currently indirectly owned by the Operating Partnership or newly acquired properties. The underlying interests of real properties sold to investors pursuant to such private placements are leased-back by an indirect wholly owned subsidiary of the Operating Partnership on a long-term basis. These master lease agreements are fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the Delaware statutory trusts from the investors at a later time in exchange for OP Units.

Under the master lease, we are responsible for subleasing the property to occupying customers and all underlying costs associated with operating the property, and are responsible for paying rent to the Delaware statutory trust that owns such property. As such, for financial reporting purposes (and not for income tax purposes), the DST Properties are included in our consolidated financial statements, with the master lease rent payment obligations taking the place of the cost of equity and debt capital. Accordingly, for financial reporting purposes, the rental revenues and rental expenses associated with the underlying property of each master lease are included in the respective line item on the consolidated statements of operations. Consistent with the foregoing, rental payments made to the Delaware statutory trusts pursuant to the master lease agreements are accounted for using the interest method whereby a portion is accounted for as interest expense and a portion is accounted for as an accretion or amortization of the outstanding principal balance of the financing obligations. The net amount we receive from the underlying properties subject to the master lease may be more or less than the amount we pay to the investors of the DST Program and could fluctuate over time.

Consistent with the financial reporting position described herein, the proceeds from each private placement under the DST Program are accounted for as a financing obligation on the consolidated balance sheets due to the fact that we have an option (which may or may not be exercised) to purchase the interests in the Delaware statutory trusts and thereby acquire the real property owned by the Delaware statutory trusts. Consistent with the financial reporting position described herein, upfront costs incurred for services provided by the Advisor and its affiliates related to the DST Program are accounted for as deferred loan costs and are netted against the financing obligation.

In order to facilitate additional capital raise through the DST Program, we may offer loans (“DST Program Loans”) to finance a portion of the sale of beneficial interests (the “DST Interests”) in the trusts holding DST Properties to potential investors. As of December 31, 2020, we have approximately $45.2 million outstanding in DST Program Loans that were made to partially finance the sale of DST Interests outstanding in the DST Program. Of the $278.2 million of gross interests sold during the year ended December 31, 2020, $26.5 million were financed by DST Program Loans. DST Program Loans are evidenced by promissory notes from the investor and are secured by the investor’s DST Interests based on commercially reasonable terms. DST Program Loans bear interest at market rates that may be fixed or based on LIBOR and are non-recourse to the investor (except for certain non-recourse carve-outs). Accordingly, we include our investments in DST Program Loans separately on our consolidated balance sheets in the “DST Program loans” line item and we include income earned from DST Program Loans in “other income” on our statements of operations. We do not have a significant credit concentration with any individual purchaser as a result of DST Program Loans.

During the years ended December 31, 2020, 2019 and 2018, we sold approximately $278.2 million, $212.7 million and $43.2 million, respectively, in gross interests related to the DST Program, $26.5 million, $18.7 million, and $0.7 million of which were financed by the DST Program Loans, respectively.

During the years ended December 31, 2020, 2019 and 2018, we incurred rent obligations of approximately $19.4 million, $7.0 million and $1.1 million, respectively, under our master lease agreements with investors who are participating in the DST Program. Additionally, during 2020, 3.8 million OP Units were issued for beneficial interests for a net investment of $28.3 million in accordance with our UPREIT structure.

Refer to “Note 10” for detail relating to the fees paid to the Advisor and its affiliates for raising capital through the DST Program.

6. FAIR VALUE

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of the amounts that we would realize upon disposition.

Fair Value Measurements on a Recurring Basis

The following table presents our financial instruments measured at fair value on a recurring basis:

				Total
(in thousands)	Level 1	Level 2	Level 3	Fair Value
As of December 31, 2020
Assets:
Derivative instruments	$—	$—	$—	$—
Total assets measured at fair value	$—	$—	$—	$—
Liabilities:
Derivative instruments	$—	$26,916	$—	$26,916
Total liabilities measured at fair value	$—	$26,916	$—	$26,916
As of December 31, 2019
Assets:
Derivative instruments	$—	$288	$—	$288
Total assets measured at fair value	$—	$288	$—	$288
Liabilities:
Derivative instruments	$—	$13,308	$—	$13,308
Total liabilities measured at fair value	$—	$13,308	$—	$13,308

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Derivative Instruments. The derivative instruments are interest rate swaps and an interest rate cap whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to these derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See “Note 4” above for further discussion of our derivative instruments.

Nonrecurring Fair Value Measurements

As of December 31, 2020 and 2019, the fair values of cash and cash equivalents, restricted cash, tenant receivables, due from/to affiliates, accounts payable and accrued liabilities, and distributions payable approximate their carrying values because of the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	As of December 31, 2020		As of December 31, 2019
	Carrying	Fair	Carrying	Fair
(in thousands)	Value (1)	Value	Value (1)	Value
Assets:
Debt-related investments	$49,885	$49,584	$2,578	$2,604
DST Program Loans	45,229	45,229	19,404	19,404
Liabilities:
Line of credit	$106,000	$105,592	$—	$—
Term loans	525,000	521,945	525,000	525,000
Mortgage notes	337,544	336,336	327,857	326,447

(1)	The carrying value reflects the principal amount outstanding.

7. INCOME TAXES

We have concluded that there was no impact related to uncertain tax positions from our results of operations for the years ended December 31, 2020, 2019 and 2018. We had a gross deferred tax asset of approximately $9.2 million and $5.3 million as of December 31, 2020 and 2019, respectively, which is offset by a full valuation allowance. The U.S. is the major tax jurisdiction for us and the earliest tax year subject to examination by the taxing authority is 2017.

Distributions

Distributions to stockholders are characterized for U.S. federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders’ basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders’ basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders’ common shares. Under the new tax laws effective January 1, 2018, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. This eligibility for a 20% deduction will expire as of 2025. At the beginning of each year, we notify our stockholders of the taxability of the distributions paid during the preceding year. In any given year, the overall taxability of distributions could be higher or lower than the preceding year.

The following unaudited table summarizes the annual information reported to investors regarding the taxability of distributions on common stock, as a percentage of total distributions, for the years ended December 31, 2020, 2019 and 2018. This information assumes that an investor owned shares of our common stock for the full 2020 calendar year.

	For the Year Ended December 31,
	2020	2019	2018
Ordinary income	3.28%	22.78%	42.22%
Non-taxable return of capital	12.34	61.01	57.78
Capital gain	84.38	16.21	—
Total distributions	100.00%	100.00%	100.00%

Our overall taxability increased in 2020 as compared to 2019 primarily due to increased capital gain taxability which was driven by a 1031 exchange gain initiated in 2019 but recognized in 2020 due to impacts from COVID-19. Notwithstanding, DPF continues to utilize 1031 tax deferred exchanges in relation to certain dispositions in order to defer capital gains treatment. This increase in overall taxability was slightly offset by reduced taxable income from operations.

8. STOCKHOLDERS’ EQUITY

Public Offering

As a net asset value (“NAV”)-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act of 1933, as amended.

Currently, we have the following registration statements effective with the SEC:

●	A public offering of up to $3.0 billion in Class T, Class S, Class D and Class I shares of common stock, consisting of up to $2.5 billion offered in our primary offering and up to $500.0 million offered under our distribution reinvestment plan. We may reallocate amounts between the primary offering and distribution reinvestment plan. As of December 31, 2020, $2.23 billion remained unsold under this registration statement.
●	A public offering of Class E shares under our distribution reinvestment plan. As of December 31, 2020, $95.9 million remained unsold under this registration statement.

The Class T, Class S, Class D, Class I and Class E shares, all of which are collectively referred to herein as shares of common stock, generally have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. While gross distributions are the same for all share classes, the payment of class-specific fees results in different amounts of net distributions being paid with respect to each class of shares.

A summary of our public offerings (including shares sold through the primary offering and distribution reinvestment plan (“DRIP”)) for the year ended December 31, 2020, is as follows:

(in thousands)	Class T	Class S	Class D	Class I	Class E	Total
Amount of gross proceeds raised:
Primary offering	$31,048	$34,263	$5,452	$33,940	$—	$104,703
DRIP	1,403	3,570	683	7,993	7,628	21,277
Total offering	$32,451	$37,833	$6,135	$41,933	$7,628	$125,980
Number of shares sold:
Primary offering	4,006	4,507	728	4,531	—	13,772
DRIP	187	476	91	1,065	1,021	2,840
Total offering	4,193	4,983	819	5,596	1,021	16,612

Common Stock

The following table describes the changes in each class of common shares during each of the years ended December 31, 2020, 2019 and 2018:

	Class T	Class S	Class D	Class I	Class E	Total
(in thousands)	Shares	Shares	Shares	Shares	Shares	Shares
Balance as of December 31, 2017	2,062	64	2,510	34,135	93,695	132,466
Issuance of common stock:
Primary shares	878	10,414	531	6,865	—	18,688
Distribution reinvestment plan	64	81	68	941	1,385	2,539
Share-based compensation	—	—	—	42	—	42
Redemptions of common stock	(221)	(43)	(331)	(4,598)	(17,690)	(22,883)
Balance as of December 31, 2018	2,783	10,516	2,778	37,385	77,390	130,852
Issuance of common stock:
Primary shares	3,298	10,926	1,050	7,881	—	23,155
Distribution reinvestment plan	88	366	80	1,069	1,197	2,800
Share-based compensation	—	—	—	86	—	86
Redemptions of common stock	(317)	(1,215)	(409)	(2,689)	(11,783)	(16,413)
Balance as of December 31, 2019	5,852	20,593	3,499	43,732	66,804	140,480
Issuance of common stock:
Primary shares	4,006	4,507	728	4,531	—	13,772
Distribution reinvestment plan	187	476	91	1,065	1,021	2,840
Share-based compensation	—	—	—	20	—	20
Redemptions of common stock	(214)	(2,060)	(220)	(4,625)	(6,952)	(14,071)
Balance as of December 31, 2020	9,831	23,516	4,098	44,723	60,873	143,041

Distributions

Prior to the third quarter of 2017, distributions were paid on a quarterly basis and were calculated for each day the stockholder had been a stockholder of record during such quarter. Beginning with the third quarter of 2017, cash distributions have been paid on a monthly basis and are calculated as of monthly record dates. Cash distributions for stockholders who had elected to participate in our distribution reinvestment plan were reinvested into shares of the same class of our common stock as the shares to which the distributions relate.

The following table summarizes our distribution activity (including distributions to noncontrolling interests and distributions reinvested in shares of our common stock) for the periods below:

	Amount
		Common Stock
	Declared per	Distributions	Other Cash	Reinvested in	Total
(in thousands, except per share data)	Common Share (1)	Paid in Cash	Distributions (2)	Shares	Distributions
2020
March 31	$0.09375	$7,533	$1,499	$5,360	$14,392
June 30	0.09375	7,539	1,611	5,316	14,466
September 30	0.09375	7,482	1,592	5,282	14,356
December 31	0.09375	7,464	1,750	5,347	14,561
Total	$0.37500	$30,018	$6,452	$21,305	$57,775
2019
March 31	$0.09375	$7,198	$1,244	$4,997	$13,439
June 30	0.09375	7,303	1,312	5,180	13,795
September 30	0.09375	7,302	1,351	5,270	13,923
December 31	0.09375	7,412	1,396	5,294	14,102
Total	$0.37500	$29,215	$5,303	$20,741	$55,259

(1)	Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees.
(2)	Includes other cash distributions consisting of: (i) distributions paid to holders of OP Units in the Operating Partnership; and (ii) ongoing distribution fees paid to Black Creek Capital Markets, LLC (the “Dealer Manager”) with respect to certain classes of our shares. See “Note 10” for further detail regarding the current and historical ongoing distribution fees.

Redemptions and Repurchases

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2020, 2019 and 2018. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except for per share data)	2020	2019	2018
Number of shares requested for redemption or repurchase	14,071	16,413	22,883
Number of shares redeemed or repurchased	14,071	16,413	22,883
% of shares requested that were redeemed or repurchased	100.0%	100.0%	100.0%
Average redemption or repurchase price per share	$7.50	$7.35	$7.47

9. NONCONTROLLING INTERESTS

OP Units

As of December 31, 2020 and 2019, the Operating Partnership had issued OP Units to third-party investors, representing 8.6% and 6.8%, respectively, of limited partnership interests. Currently, all of the third-party investors own Class E OP Units, but we may in the future cause the Operating Partnership to issue Class T, Class S, Class D or Class I OP Units to third-party investors.

The following table summarizes the number of OP Units issued and outstanding to third-party investors:

	As of December 31,
(in thousands)	2020	2019
Number of OP Units issued and outstanding to third-party investors	13,486	10,286
Estimated maximum redemption value (unaudited)	$101,703	$77,080

Subject to certain restrictions and limitations, the holders of OP Units may redeem all or a portion of their OP Units for either: shares of the equivalent class of common stock, cash or a combination of both. If we elect to redeem OP Units for shares of our common stock, we will generally deliver one share of our common stock for each such OP Unit redeemed (subject to any redemption fees withheld), and such shares may, subsequently, only be redeemed for cash in accordance with the terms of our share redemption program. If we elect to redeem OP Units for cash, the cash delivered will equal the then-current NAV per unit of the applicable class of OP Units (subject to any redemption fees withheld), which will equal the then-current NAV per share of our corresponding class of shares. The following table summarizes the number of OP Units redeemed during the years presented below:

	For the Year Ended December 31,
(in thousands)	2020	2019	2018
Number of OP Units redeemed	1,070	196	810
Aggregate amount of OP Units redeemed	$8,032	$1,438	$6,059

The Operating Partnership’s net income and loss will generally be allocated to the general partner and the limited partners in accordance with the respective percentage interest in the OP Units issued by the Operating Partnership.

10. RELATED PARTY TRANSACTIONS

We rely on the Advisor, a related party, to manage our day-to-day activities and to implement our investment strategy pursuant to the terms of the amended and restated advisory agreement, effective as of May 1, 2020, by and among us, the Operating Partnership and the Advisor (the “Advisory Agreement”). The current term of the Advisory Agreement ends April 30, 2021, subject to renewals by our board of directors for an unlimited number of successive one-year periods. The Dealer Manager provides dealer manager services in connection with our public offerings pursuant to the terms of the third amended and restated dealer manager agreement, effective September 1, 2017 (the “Dealer Manager Agreement”) by and among us, the Advisor and the Dealer Manager. The Sponsor, which owns the Advisor, is presently directly or indirectly majority owned by the estate of John A. Blumberg, James R. Mulvihill and Evan H. Zucker and/or their affiliates, and the Sponsor and the Advisor are jointly controlled by the estate of Mr. Blumberg, Mr. Mulvihill and Mr. Zucker and/or their affiliates. The Dealer Manager is presently directly or indirectly majority owned, controlled and/or managed by the estate of Mr. Blumberg, Mr. Mulvihill and/or Mr. Zucker and/or their affiliates. The Advisor and the Dealer Manager receive compensation from us in the form of fees and expense reimbursements for certain services relating to our public offerings and for the investment and management of our assets and our other activities and operations.

Advisory Agreement, Dealer Manager Agreement and Operating Partnership Agreement

The following is a description of the fees and expense reimbursements payable to the Advisor and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement; the Dealer Manager Agreement; and the limited partnership agreement of the Operating Partnership (the “Operating Partnership Agreement”), and is qualified in its entirety by reference to such agreements, which are incorporated by reference as exhibits to this Annual Report on Form 10-K.

Selling Commissions, Dealer Manager Fees and Distribution Fees. We pay the Dealer Manager upfront selling commissions with respect to Class T and Class S shares sold in the primary offering and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the transaction price (generally equal to the most recent monthly NAV per share) at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of all outstanding Class T, Class S and Class D shares, including shares issued under our distribution reinvestment plan. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow all or a portion of the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T, Class S, and/or Class D shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class.

	Class T	Class S	Class D	Class I
Selling commissions (as % of transaction price)	up to 3.00%	up to 3.50%	—%	—%
Dealer manager fees (as % of transaction price)	0.50%	—%	—%	—%
Distribution fees (as % of NAV per annum)	0.85%	0.85%	0.25%	—%

We will cease paying the distribution fees with respect to individual Class T, Class S and Class D shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T, Class S or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.75% (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering.

Additional Underwriting Compensation and Primary Dealer Fee. We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain additional items of underwriting compensation, including legal fees of the Dealer Manager, costs reimbursement for registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items. In addition to this additional underwriting compensation, the Advisor may also pay the Dealer Manager additional amounts to fund certain of the Dealer Manager’s costs and expenses related to the distribution of our public offering, which will not be reimbursed by us. Also, the Dealer Manager may pay supplemental fees or commissions to participating broker-dealers and servicing broker-dealers with respect to Class I shares sold in the primary offering, which will not be reimbursed by us. Through June 30, 2017, we paid to the Dealer Manager primary dealer fees in the amount of 5.0% of the gross proceeds raised from certain sales of Class I shares in the primary offering. We currently do not intend to pay additional primary dealer fees in our public offerings.

Organization and Offering Expense Reimbursement. We pay directly or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any issuer organization and offering expenses (meaning organization and offering expenses other than underwriting compensation) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.

Advisory Fee and Operating Expense Reimbursement. The advisory fee consists of a fixed component and a performance component. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to on our behalf. The following table details the fixed component of the advisory fee:

Fixed Component
% of applicable monthly NAV per Fund Interest (as defined below) x the weighted-average number of Fund Interests for such month (per annum)	1.10%
% of consideration received by us or our affiliates for selling interests in DST Properties (as defined in “Note 5”) to third-party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such interests	1.10%

The performance component of the advisory fee is a performance-based amount that will be paid to the Advisor. This amount is calculated on the basis of the overall investment return provided to holders of Fund Interests (i.e., our outstanding shares and OP Units held by third-party investors) in any calendar year such that the Advisor will receive the lesser of (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward, and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted-average Fund Interests outstanding during the year. In no event will the performance component of the advisory fee be less than zero. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the Advisor will earn a performance component equal to 100% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward. The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance component of the advisory fee as well as ongoing distribution fees (i.e., our ongoing class-specific fees). The “loss carryforward” referred to above will track any negative annual total return amounts from prior years and offset the positive annual total return amount for purposes of the calculation of the performance component of the advisory fee. The loss carryforward is zero as of December 31, 2020. Additionally, the Advisor will provide us with a waiver of a portion of its fees generally equal to the amount of the performance component that would have been payable with respect to the Class E shares and the Series 1 Class E OP Units held by third parties until the NAV of such shares or units exceeds $10.00 a share or unit, the benefit of which will be shared among all holders of Fund Interests. As of December 31, 2020, all of the Class E OP Units issued and outstanding to third-party investors are Series 1 Class E OP Units. Refer to “Note 9” for detail regarding the Class E OP Units.

On January 1, 2019, we, our Operating Partnership, and the Advisor amended the advisory agreement and limited partnership agreement of the Operating Partnership. The Operating Partnership also issued to Black Creek Diversified Property Advisors Group LLC (“BCDPAG”), for $1,000 in consideration, 100 partnership units in the Operating Partnership constituting a separate series of partnership interests with special distribution rights, or the “Special Units.”

These agreements were amended, and the Special Units were issued, so that, at the election of BCDPAG, the performance component of the advisory fee previously payable to the Advisor may be paid instead to BCDPAG as a performance participation allocation with respect to the Special Units. If BCDPAG does not elect on or before the first day of a calendar year to have the performance component of the advisory fee paid as a fee to the Advisor, then it will be paid as a distribution on the performance participation interest to BCDPAG, as the holder of the Special Units. In such case, the performance component of the advisory fee will be payable in cash or Class I OP Units, at the election of BCDPAG. If BCDPAG elects to receive such distributions in Class I OP Units, the number of Class I OP Units to be issued to BCDPAG will be determined by dividing an amount equal to the value of the performance component of the advisory fee by the net asset value per Class I OP Unit as of the date of the distribution. BCDPAG may request the Operating Partnership to repurchase such OP Units from BCDPAG at a later date. Any such repurchase requests will not be subject to any holding period, early redemption deduction, volume limitations or other restrictions that apply to other holders of OP Units under the limited partnership agreement of the Operating Partnership Agreement or to our stockholders under our share redemption program. In the event the performance component of the advisory fee is paid in cash to BCDPAG as an allocation and distribution in its capacity as holder of the Special Units, such amount will not be deductible by the Operating Partnership although it will reduce the cash available for distribution to holders of common OP Units and we believe that taxable income allocated to BCDPAG as holder of the Special Units should reduce the amount of taxable income allocable to the holders of common OP Units for the taxable period of the allocation. In addition, in the event the Operating Partnership commences a liquidation of its assets during any calendar year, BCDPAG will be distributed the performance participation allocation as its liquidation distribution, or the Advisor will receive payment of the performance component of the advisory fee, as applicable, prior to the distribution of the remaining liquidation proceeds to the holders of OP Units.

The Special Units do not receive Operating Partnership distributions or allocations except as described above. Holders of Special Units do not share in distributions paid to holders of common OP Units and are not allocated income or losses of the Operating Partnership except to the extent of taxable income allocated to them in their capacity as holders of the Special Units.

Subject to certain limitations, we reimburse the Advisor or its affiliates for all of the costs they incur in connection with the services they provide to us under the Advisory Agreement, including, without limitation, our allocable share of the Advisor’s overhead, which includes but is not limited to the Advisor’s rent paid to both third parties and affiliates of the Advisor, utilities and personnel costs; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee, and commencing as of September 1, 2017, we will not reimburse the Advisor for compensation it pays to our named executive officers.

Fees from Other Services. We retain certain of the Advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor’s affiliates for any such services will not reduce the advisory fees. Per the terms of the agreement, any such arrangements will be at market rates or a reimbursement of costs incurred by the affiliate in providing the services.

DST Program

DST Program Dealer Manager Fees. In connection with the DST Program, as described in “Note 5,” Black Creek Exchange LLC (“BCX”), a wholly-owned subsidiary of our taxable REIT subsidiary that is wholly-owned by the Operating Partnership, entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct the private placements for interests reflecting an indirect ownership of up to $1.0 billion of interests. The Advisor, Dealer Manager and certain of their affiliates receive fees and reimbursements in connection with their roles in the DST Program, which costs are substantially funded by the private investors in that program, through fees and expenses paid by the investors at the time of investment, or deductions from distributions paid to such investors.

BCX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through the DST Program. BCX is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5.0% of gross equity proceeds raised through the private placements. In addition, with respect to certain classes of interests (or the corresponding classes of OP Units or shares for which they may be exchanged in certain circumstances) we, the Operating Partnership or BCX will pay the Dealer Manager ongoing fees in amounts up to 0.85% of the equity investment or net asset value thereof per year. The Dealer Manager may re-allow such commissions, ongoing fees and a portion of such dealer manager fees to participating broker dealers. In addition, pursuant to the dealer manager agreement for the DST Program, we, or our subsidiaries, are obligated to reimburse the Dealer Manager for (a) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the private placements; (b) costs and expenses of conducting educational conferences and seminars, attending broker-dealer sponsored conferences, or educational conferences sponsored by BCX; (c) customary promotional items; and (d) legal fees of the Dealer Manager.

Pursuant to the Advisory Agreement, DST Properties are included when calculating the fixed and performance components of the advisory fee due to the Advisor. Furthermore, because the Advisor funds certain Dealer Manager personnel costs that are not reimbursed under the DST Program dealer manager agreement, we have also agreed to pay the Advisor a fee equal to the fee paid by DST Program investors for these costs, which is up to 1.5% of the total equity amount paid for the interests.

DST Manager Fees. BC Exchange Manager LLC (the “DST Manager”), a wholly owned subsidiary of the Operating Partnership, acts, directly or through a wholly-owned subsidiary, as the manager of each Delaware statutory trust holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to BC Exchange Advisor LLC (“DST Advisor”), an affiliate of the Advisor. While the intention is to sell 100% of the interests to third parties, BCX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. For its services, DST Advisor will receive, through the DST Manager, (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a loan fee of up to 1.0% for any financing provided by us in connection with the DST Program (in which case a subsidiary of ours would provide the debt financing and earn interest thereon, as discussed further below), (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties and the sale of any DST Property to a third party, and (iv) up to 1.0% of the gross equity proceeds as compensation for developing and maintaining the DST Program technology and intellectual property. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of the Operating Partnership, a redemption fee of up to 1.0% of the amount otherwise payable to a limited partner upon redemption will be paid to DST Manager (or such other amount as may be set forth in the applicable DST Program offering documents).

In connection with the DST Program, BCX maintains a loan program and may, upon request, provide DST Program Loans to certain purchasers (the “DST Investors”) of the interests in the Delaware statutory trusts (the “DST Interests”) to finance a portion of the purchase price payable upon their acquisition of such DST Interests (the “Purchase Price”). The DST Program Loans are made by a subsidiary of ours (the “DST Lender”). The DST Program Loans may differ in original principal amounts. The original principal amount of the DST Program Loans expressed as a percentage of the total Purchase Price for the applicable DST Interests may also vary, but no DST Program Loan to any DST Investor will exceed 50% of the Purchase Price paid by such DST Investor for its DST Interest in the Trust, excluding the amount of the Origination Fee, as hereinafter defined. Each DST Investor that elects to obtain a DST Program Loan, will pay an origination fee to the DST Manager equal to up to 1.0% of the original principal amount of its DST Program Loan (the “Origination Fee”) upon origination of such DST Program Loan, which Origination Fee will be assigned by the DST Manager to an affiliate of the Advisor. The DST Investor will be required to represent, among other things, that no portion of the Purchase Price for its DST Interest and no fee paid in connection with the acquisition of its DST Interest (including, without limitation, the Origination Fee) has been or will be funded with any nonrecourse indebtedness other than the DST Program Loan.

Product Specialist

Pursuant to a product specialist agreement with BCG Advisors LLC (“BCG Advisors”), BCG Advisors provides advisory services related to our investments in real estate securities. Pursuant to this agreement, a portion of the fixed component of the advisory fee that the Advisor receives from us (as described above) related to investments in real estate securities is reallowed to BCG Advisors in exchange for the services provided.

Summary of Fees and Expenses

The following table summarizes the fees and expenses incurred by us in connection with offering and operation services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable:

	For the Year Ended December 31,			Payable as of December 31,
(in thousands)	2020	2019	2018	2020	2019
Upfront selling commissions (1)	$1,498	$2,094	$1,199	$—	$—
Ongoing distribution fees (1)(2)	2,024	1,387	501	188	147
Advisory fees - fixed component (3)	12,819	11,879	11,599	1,087	998
Advisory fees—performance component	4,608	3,776	2,237	4,608	3,776
Other expense reimbursements—Advisor (4)(5)	10,002	10,601	8,801	2,112	2,240
Other expense reimbursements—Dealer Manager	251	527	878	—	—
DST Program advisory fees (6)	4,392	1,758	313	460	247
DST Program selling commissions (1)	3,151	2,668	1,097	—	—
DST Program dealer manager fees (1)	946	451	293	—	—
DST Program other reimbursements—Dealer Manager	265	881	212	—	—
DST Program facilitation and loan origination fees	4,085	2,988	356	—	—
Total	$44,041	$39,010	$27,486	$8,455	$7,408

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(2)	The distribution fees accrue daily and are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $15.5 million and $14.5 million as of December 31, 2020 and 2019, respectively, are included in other liabilities on the consolidated balance sheets.
(3)	Amount reported for the year ended December 31, 2018 include approximately $0.5 million that we were not obligated to pay in consideration of the issuance of 0.6 million Class I shares.

(4)	Amounts include approximately $7.7 million, $8.5 million and $6.6 million for the years ended December 31, 2020, 2019 and 2018, respectively, related to the reimbursement of a portion of the salary, bonus and benefits for employees of the Advisor for services provided to us for which the Advisor does not otherwise receive a separate fee. No reimbursement is made for compensation of our named executive officers unless the named executive officer is providing stockholder services, as outlined in the Advisory Agreement. A portion of compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by us. We show these as reimbursements to the Advisor to the same extent that we recognize the related share-based compensation on our consolidated statements of operations. The balance of such reimbursements is made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs, which are included in general and administrative expenses on the consolidated statements of income.
(5)	Includes costs reimbursed to the Advisor related to the DST Program.
(6)	Amounts for the years December 31, 2020, 2019 and 2018 are included in advisory fees, related party on the consolidated statements of operations.

Transactions with Affiliates

We initially contributed $2,000 into the Operating Partnership in exchange for 200 OP Units, representing the sole general partner interest in the Operating Partnership. Subsequently, we contributed 100% of the gross proceeds received from our public offerings of common stock to the Operating Partnership in exchange for OP Units representing our interest as a limited partner of the Operating Partnership. As of December 31, 2020 and 2019, we held a 91.4% and 93.2%, respectively, limited partnership interest in the Operating Partnership. The remaining limited partnership interests in the Operating Partnership are held by third-party investors, which are classified as noncontrolling interests on the consolidated balance sheets. See “Note 9” for detail regarding our noncontrolling interests.

11. NET INCOME (LOSS) PER COMMON SHARE

The computation of our basic and diluted net income (loss) per share attributable to common stockholders is as follows:

	For the Year Ended December 31,
(in thousands, except per share data)	2020	2019	2018
Net (loss) income attributable to common stockholders—basic	$(14,914)	$142,551	$(1,237)
Net loss attributable to redeemable OP Units	(54)	—	—
Net (loss) income attributable to OP Units	(1,091)	10,726	(105)
Net (loss) income attributable to common stockholders—diluted	$(16,059)	$153,277	$(1,342)
Weighted-average shares outstanding—basic	142,268	136,925	128,740
Incremental weighted-average shares effect of conversion of OP Units	11,784	10,391	10,934
Weighted-average shares outstanding—diluted	154,052	147,316	139,674
Net (loss) income per share attributable to common stockholders:
Basic	$(0.10)	$1.04	$(0.01)
Diluted	$(0.10)	$1.04	$(0.01)

12. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Year Ended December 31,
(in thousands)	2020	2019	2018
Cash paid for interest	$46,417	$39,515	$42,048
Distributions reinvested in common stock	21,278	20,595	18,988
Change in accrued future ongoing distribution fees	1,019	6,540	6,052
Repayment of property-level loans upon disposition of real estate property	—	98,600	—
Increase in DST Program Loans receivable through DST Program capital raising	26,486	18,744	660
Redeemable noncontrolling interest issued as settlement of performance component of the Advisory fee	3,776	—	—
Redemption value allocation adjustment to redeemable noncontrolling interest	310	—	—
Mortgage notes assumed on real estate acquisitions at fair value	13,472	—	—
Issuances of OP Units for DST Interests	28,266	—	—

Restricted Cash

Restricted cash consists of lender and property-related escrow accounts. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2020	2019	2018
Beginning of period:
Cash and cash equivalents	$97,772	$10,008	$10,475
Restricted cash	10,010	7,030	8,541
Cash, cash equivalents and restricted cash	$107,782	$17,038	$19,016
End of period:
Cash and cash equivalents	$11,266	$97,772	$10,008
Restricted cash	10,468	10,010	7,030
Cash, cash equivalents and restricted cash	$21,734	$107,782	$17,038

13. SIGNIFICANT RISKS AND UNCERTAINTIES

Significant Risks and Uncertainties

Currently, one of the most significant risks and uncertainties is the adverse effect of the current novel coronavirus (COVID-19) pandemic. A number of our customers previously announced temporary closures of their stores and requested rent deferral or rent abatement during this pandemic. The outbreak has triggered a period of global economic slowdown.

The COVID-19 pandemic could have material and adverse effects on our financial condition, results of operations and cash flows in the near term due to, but not limited to, the following:

●	reduced economic activity severely impacts our customers’ businesses, financial condition and liquidity and may cause customers to be unable to fully meet their obligations to us or to otherwise seek modifications of such obligations, resulting in increases in uncollectible receivables and reductions in rental income;
●	the negative financial impact of the pandemic could impact our future compliance with financial covenants of our credit facility and other debt agreements; and
●	weaker economic conditions could cause us to recognize impairment in value of our tangible or intangible assets.

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business, including how it will impact our customers and business partners. While COVID-19 did not have a material effect on our consolidated financial statements, we are unable to predict the impact that the COVID-19 pandemic will have on our future financial condition, results of operations and cash flows due to numerous uncertainties and the impact could be material. The extent to which the COVID-19 pandemic impacts our operations and those of our customers will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

14. COMMITMENTS AND CONTINGENCIES

For the year ended December 31, 2020, we recorded an expense of $2.5 million associated with litigation on our consolidated statements of operations.

Environmental Matters

A majority of the properties we acquire are subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of the land. We have acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of December 31, 2020.

15. SEGMENT FINANCIAL INFORMATION

Our four reportable segments are office, retail, multi-family and industrial. Factors used to determine our reportable segments include the physical and economic characteristics of our properties and the related operating activities. Our chief operating decision makers rely on net operating income, among other factors, to make decisions about allocating resources and assessing segment performance. Net operating income is the key performance metric that captures the unique operating characteristics of each segment. Items that are not directly assignable to a segment, such as certain corporate items, are not allocated but reflected as reconciling items.

The following table sets forth the financial results by segment for the years ended December 31, 2020, 2019 and 2018:

(in thousands)	Office	Retail	Multi-family	Industrial	Corporate	Consolidated
2020
Rental revenues	$69,110	$71,244	$20,424	$23,467	$—	$184,245
Rental expenses	(30,355)	(17,568)	(9,448)	(5,007)	—	(62,378)
Net operating income	$38,755	$53,676	$10,976	$18,460	$—	$121,867
Real estate-related depreciation and amortization	$21,130	$19,795	$9,762	$12,236	$—	$62,923
Total assets	$459,646	$670,455	$363,322	$461,150	$156,987	$2,111,560
2019
Rental revenues	$93,826	$70,462	$6,418	$13,735	$—	$184,441
Rental expenses	(37,905)	(17,357)	(2,864)	(2,934)	—	(61,060)
Net operating income	$55,921	$53,105	$3,554	$10,801	$—	$123,381
Real estate-related depreciation and amortization	$26,194	$20,317	$4,028	$6,803	$—	$57,342
Total assets	$458,583	$652,707	$293,498	$207,844	$165,633	$1,778,265
2018
Rental revenues	$108,421	$73,416	$—	$7,794	$—	$189,631
Rental expenses	(42,544)	(17,618)	—	(1,505)	—	(61,667)
Net operating income	$65,877	$55,798	$—	$6,289	$—	$127,964
Real estate-related depreciation and amortization	$33,335	$20,616	$—	$3,915	$—	$57,866
Total assets	$724,875	$671,007	$—	$111,230	$73,990	$1,581,102

We consider net operating income to be an appropriate supplemental performance measure and believe net operating income provides useful information to our investors regarding our financial condition and results of operations because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, net operating income should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our net operating income may not be comparable to that of other real estate companies, as they may use different methodologies for calculating net operating income. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our reported net income (loss) attributable to common stockholders to our net operating income for the years ended December 31, 2020, 2019 and 2018.

	For the Year Ended December 31,
(in thousands)	2020	2019	2018
Net (loss) income attributable to common stockholders	$(14,914)	$142,551	$(1,237)
Debt-related income	(2,347)	(227)	(694)
Real estate-related depreciation and amortization	62,923	57,342	57,866
General and administrative expenses	8,656	8,985	8,817
Advisory fees, related party	21,819	17,413	14,149
Litigation expense	2,500	—	—
Impairment of real estate property	—	113	14,648
Other (income) expenses	(1,037)	(153)	251
Interest expense	58,747	48,170	48,358
Gain on sale of real estate property	(13,335)	(160,537)	(14,093)
Gain on extinguishment of debt and financing commitments, net	—	(1,002)	—
Net loss attributable to redeemable noncontrolling interests	(54)	—	—
Net (loss) income attributable to noncontrolling interests	(1,091)	10,726	(101)
Net operating income	$121,867	$123,381	$127,964

16. SUBSEQUENT EVENTS

We performed a review of events subsequent to the consolidated balance sheet date through the date the consolidated financial statements were issued and determined that there were no such events requiring recognition or disclosure in the consolidated financial statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

As of December 31, 2020

				Initial Cost to Company				Gross Amount Carried at December 31, 2020
							Cost
							Capitalized or
					Buildings and		Adjustments		Buildings and		Accumulated
		No. of			Improvements		Subsequent to		Improvements	Total Costs	Depreciation		Depreciable Life
($ in thousands)	Location	Buildings	Debt (1)	Land	(2)	Total Costs	Acquisition (4)	Land	(2)	(3, 4)	(4, 5)	Acquisition Date	(Years)
Office properties:
Bala Pointe	Bala Cynwyd, PA	1	$—	$10,115	$27,516	$37,631	$12,440	$10,115	$39,956	$50,071	$(20,451)	8/28/2006	1-40
1300 Connecticut	Washington, DC	1	49,849	25,177	41,250	66,427	8,662	25,177	49,912	75,089	(28,777)	3/10/2009	2-40
1st Avenue Plaza	Denver, CO	2	—	15,713	65,252	80,965	10,400	15,713	75,652	91,365	(20,463)	8/22/2014	1-40
CityView	Austin, TX	2	—	4,606	65,250	69,856	7,628	4,606	72,878	77,484	(19,597)	4/24/2015	1-40
Eden Prairie	Eden Prairie, MN	1	—	3,538	25,865	29,403	125	3,538	25,990	29,528	(11,503)	10/3/2008	5-40
Preston Sherry Plaza	Dallas, TX	1	—	7,500	22,303	29,803	11,748	7,500	34,051	41,551	(16,798)	12/16/2009	1-40
3 Second Street	Jersey City, NJ	1	127,000	16,800	193,742	210,542	40,067	16,800	233,809	250,609	(105,712)	6/25/2010	3-40
Venture Corporate Center	Hollywood, FL	3	—	10,961	34,151	45,112	5,771	10,961	39,922	50,883	(14,829)	8/6/2015	1-40
Bank of America Tower	Boca Raton, FL	1	—	5,030	30,917	35,947	2,753	5,030	33,670	38,700	(7,505)	12/11/2015	1-40
Total office properties		13	$176,849	$99,440	$506,246	$605,686	$99,594	$99,440	$605,840	$705,280	$(245,635)

Retail properties:
Bandera Road	San Antonio, TX	1	$—	$8,221	$23,472	$31,693	$10,830	$8,221	$34,302	$42,523	$(12,489)	2/1/2007	1-40
Beaver Creek	Apex, NC	1	—	12,426	31,375	43,801	(1,027)	9,955	32,819	42,774	(13,215)	5/11/2007	1-40
Braintree	Braintree, MA	1	—	9,270	31,266	40,536	5,716	9,270	36,982	46,252	(14,031)	8/1/2007	1-40
Kingston	Kingston, MA	1	—	8,580	12,494	21,074	5,792	8,580	18,286	26,866	(6,893)	8/1/2007	1-40
Manomet	Manomet, MA	1	—	1,890	6,480	8,370	1,982	1,890	8,462	10,352	(3,351)	8/1/2007	2-40
Orleans	Orleans, MA	1	—	8,780	23,683	32,463	834	8,780	24,517	33,297	(10,269)	8/1/2007	1-40
Sandwich	Sandwich, MA	1	—	7,380	25,778	33,158	775	7,380	26,553	33,933	(11,069)	8/1/2007	1-40
Wareham	Wareham, MA	1	—	12,972	27,030	40,002	3,572	12,972	30,602	43,574	(13,310)	8/1/2007	1-40
Abington	Abington, MA	1	—	14,396	594	14,990	—	14,396	594	14,990	(594)	8/1/2007	-
Hyannis	Hyannis, MA	1	—	10,405	917	11,322	—	10,405	917	11,322	(668)	8/1/2007	18-68
Meriden	Meriden, CT	1	—	6,560	22,014	28,574	—	6,560	22,014	28,574	(9,358)	8/1/2007	13-43
Weymouth	Weymouth, MA	2	—	5,170	19,396	24,566	(12)	4,913	19,641	24,554	(7,976)	8/1/2007	4-40
Whitman 475 Bedford Street	Whitman, MA	1	—	3,610	11,682	15,292	—	3,610	11,682	15,292	(4,971)	8/1/2007	16-56
New Bedford	New Bedford, MA	1	5,554	3,790	11,152	14,942	—	3,790	11,152	14,942	(4,387)	10/18/2007	22-40
Norwell	Norwell, MA	1	1,570	5,850	14,547	20,397	—	5,850	14,547	20,397	(6,123)	10/18/2007	15-65
270 Center	Washington, DC	1	70,000	19,779	42,515	62,294	1,536	19,781	44,049	63,830	(19,201)	4/6/2009	1-40
Springdale	Springfield, MA	1	—	11,866	723	12,589	8	11,866	731	12,597	(613)	2/18/2011	6-62
Saugus	Saugus, MA	1	—	3,783	9,713	13,496	120	3,783	9,833	13,616	(5,261)	3/17/2011	3-40
Durgin Square	Portsmouth, NH	2	—	7,209	21,055	28,264	3,547	7,209	24,602	31,811	(8,544)	5/28/2014	1-40
Salt Pond	Narragansett, RI	2	—	8,759	40,233	48,992	1,175	8,759	41,408	50,167	(10,973)	11/4/2014	1-40
South Cape	Mashpee, MA	6	—	9,936	27,552	37,488	4,746	10,307	31,927	42,234	(7,289)	3/18/2015	1-40
Shenandoah	Davie, FL	3	9,118	10,501	27,397	37,898	270	10,501	27,667	38,168	(6,293)	8/6/2015	1-40
Chester Springs	Chester, NJ	4	—	7,376	51,155	58,531	6,441	7,376	57,596	64,972	(12,413)	10/8/2015	1-40
Yale Village	Tulsa, OK	4	—	3,492	30,655	34,147	282	3,492	30,937	34,429	(6,143)	12/9/2015	3-40
Suniland Shopping Center	Pinecrest, FL	4	—	34,804	33,902	68,706	1,517	34,804	35,419	70,223	(7,705)	5/27/2016	1-40
Village at Lee Branch	Birmingham, AL	2	—	10,476	32,461	42,937	954	10,476	33,415	43,891	(1,985)	1/29/2020	1-40
Total retail properties		46	$86,242	$247,281	$579,241	$826,522	$49,058	$244,926	$630,654	$875,580	$(205,124)

				Initial Cost to Company				Gross Amount Carried at December 31, 2020
							Cost
							Capitalized or
					Buildings and		Adjustments		Buildings and		Accumulated
		No. of			Improvements		Subsequent to		Improvements	Total Costs	Depreciation		Depreciable Life
($ in thousands)	Location	Buildings	Debt (1)	Land	(2)	Total Costs	Acquisition (4)	Land	(2)	(3, 4)	(4, 5)	Acquisition Date	(Years)
Multi-family properties:
The Daley	Rockville, MD	4	$62,000	$15,139	$80,500	$95,639	$274	$15,139	$80,774	$95,913	$(5,092)	7/2/2019	1-40
Juno Winter Park	Winter Park, FL	1	—	9,129	75,420	84,549	98	9,129	75,518	84,647	(3,849)	7/9/2019	1-40
Perimeter	Sandy Springs, GA	1	—	17,407	99,763	117,170	270	17,407	100,033	117,440	(4,348)	12/19/2019	1-40
The Palms	Davie, FL	15	—	18,737	60,475	79,212	21	18,737	60,496	79,233	(621)	11/3/2020	1-40
Total multi-family properties		21	$62,000	$60,412	$316,158	$376,570	$663	$60,412	$316,821	$377,233	$(13,910)

Industrial properties:
South Columbia	Campbellsville, KY	1	$—	$730	$25,092	$25,822	$5,941	$730	$31,033	$31,763	$(16,291)	6/25/2010	4-40
Vasco Road	Livermore, CA	1	—	4,880	12,019	16,899	(462)	4,880	11,557	16,437	(2,282)	7/21/2017	3-40
Northgate	North Las Vegas, NV	1	—	3,940	20,715	24,655	16	3,943	20,728	24,671	(2,714)	7/26/2017	10-40
Stafford Grove	Stafford, TX	3	—	8,540	28,879	37,419	1,660	8,586	30,493	39,079	(3,649)	4/9/2018	4-40
Kaiser Business Center	Folcroft, PA	2	—	6,140	12,730	18,870	95	6,140	12,825	18,965	(1,879)	12/10/2018	2-40
Tri-County DC	Schertz, TX	1	—	2,346	18,400	20,746	96	2,346	18,496	20,842	(1,937)	2/13/2019	1-40
Florence Logistics Center	Florence, KY	1	—	1,791	16,968	18,759	—	1,791	16,968	18,759	(1,252)	5/14/2019	1-40
World Connect Logistics Center	Indianapolis, IN	1	—	4,983	39,172	44,155	—	4,983	39,172	44,155	(2,091)	9/27/2019	1-40
Tri-County DC II A	Schertz, TX	1	—	1,280	8,562	9,842	—	1,280	8,562	9,842	(628)	10/1/2019	1-40
Aurora DC	Aurora, IL	1	—	1,681	6,887	8,568	410	1,681	7,297	8,978	(803)	12/13/2019	1-40
Railhead DC	Dallas/Fort Worth, TX	1	8,985	2,102	17,475	19,577	8	2,102	17,483	19,585	(699)	2/4/2020	6-40
Tri-County DC II B	Schertz, TX	1	—	455	2,429	2,884	10	455	2,439	2,894	(113)	2/14/2020	4-40
Sterling IC	Washington, DC	1	—	1,976	3,369	5,345	(18)	1,976	3,351	5,327	(120)	3/25/2020	6-40
Clayton Commerce Center	Atlanta, GA	1	—	7,403	51,886	59,289	5,253	7,403	57,139	64,542	(1,136)	6/26/2020	7-40
Bay Area Commerce Center	East Bay, CA	1	—	10,135	38,672	48,807	275	10,135	38,947	49,082	(479)	8/27/2020	9-40
Air Tech DC	Louisville, KY	2	3,468	615	18,471	19,086	120	615	18,591	19,206	(195)	10/16/2020	1-40
East Columbia IC	Portland, OR	2	—	3,352	11,726	15,078	42	3,352	11,768	15,120	(68)	12/2/2020	3-20
Plainfield LC	Indianapolis, IN	1	—	2,514	17,260	19,774	—	2,514	17,260	19,774	(27)	12/16/2020	7-40
395 LC	Reno, NV	1	—	6,752	61,784	68,536	28	6,752	61,812	68,564	(73)	12/21/2020	5-40
Total industrial properties		24	$12,453	$71,615	$412,496	$484,111	$13,474	$71,664	$425,921	$497,585	$(36,436)
Grand total		104	$337,544	$478,748	$1,814,141	$2,292,889	$162,789	$476,442	$1,979,236	$2,455,678	$(501,105)

(1)	These properties are encumbered by mortgage notes. Amounts reflects principal amount outstanding as of December 31, 2020. See “Note 4” above for more detail regarding our borrowings.
(2)	Includes gross intangible lease assets.
(3)	As of December 31, 2020, the aggregate cost for U.S. federal income tax purposes of investments in property was approximately $1.5 billion (unaudited).
(4)	Amount is presented net of impairments and other write-offs of tenant-related assets that were recorded at acquisition as part of our purchase price accounting. Such write-offs are the result of lease expirations and terminations.
(5)	Includes intangible lease asset amortization.

The following table summarizes investment in real estate properties and accumulated depreciation and amortization activity for the periods presented below:

	For the Year Ended December 31,
	2020	2019	2018
Investments in real estate properties:
Balance at the beginning of period	$2,057,350	$2,008,733	$2,028,906
Acquisitions of properties	380,525	399,428	56,289
Improvements	40,595	44,103	46,973
Disposition of properties	(22,792)	(394,711)	(107,292)
Impairment of real estate	—	(113)	(14,648)
Write-offs of intangibles and customer leasing costs	—	(90)	(1,495)
Balance at the end of period	$2,455,678	$2,057,350	$2,008,733
Accumulated depreciation and amortization:
Balance at the beginning of period	$444,718	$501,621	$488,636
Real estate depreciation and amortization expense	62,923	57,342	57,866
Above-market lease assets amortization expenses	357	792	1,096
Disposition of properties	(6,893)	(114,948)	(44,482)
Write-offs of intangibles and customer leasing costs	—	(89)	(1,495)
Balance at the end of period	$501,105	$444,718	$501,621